Abbott Laboratories

2002 Annual Report



Founded in 1888 by Dr. Wallace Calvin Abbott, a Chicago physician, Abbott Laboratories is a broad-based health care company that discovers, develops, manufactures and markets products and services that span the continuum of care — from prevention and diagnosis to treatment and cure. Abbott's principal businesses include pharmaceuticals and medical products, including hospital-based medicines and devices, diagnostic tests and instruments, and nutritionals for children and adults.

Headquartered in north suburban Chicago, Abbott serves customers in more than 130 countries, with a staff of 70,000-plus at more than 135 manufacturing, distribution, research and development, and other locations.

In 2002, Abbott achieved record sales and net earnings of $17.7 billion and $3.2 billion respectively, with diluted earnings per share of $2.06, excluding nonrecurring charges. Abbott also recorded its 316th consecutive quarterly dividend to be paid to shareholders since 1924.

On the cover: At birth, Eunice Choi of Hong Kong weighed considerably less than most full-term babies. Her doctor recommended she be given NeoSure, *a special infant formula designed for low-birth-weight babies. She has since gained weight at a healthy, normal level. "It gives me peace of mind knowing that* NeoSure *takes care of my daughter's nutritional needs," said Eunice's mother.*

Strong commitment to science. Largest sales force in our history. Final preparations for our biggest-ever product launch. Record sales and earnings. For Abbott, 2002 was a year of staying the course and achieving key milestones in a tough worldwide economy.

To our shareholders:

2002 ended on a high note for Abbott when, on Dec. 31, we received earlier-than-expected FDA approval for *Humira*, our breakthrough treatment for rheumatoid arthritis. This, along with several other important advances, keeps the company on track to generate sustained long-term growth in the face of weak global economic conditions that are likely to continue in 2003.

Overall, 2002 was a year in which Abbott again delivered record performance. We maintained our strong balance sheet while keeping our focus on investing in scientific innovation and quality systems.



MILES D. WHITE
Chairman of the Board and Chief Executive Officer

Photographed at the Abbott Bioresearch Center in Worcester, Massachusetts, a state-of-the-art research facility and home to some of the world's leading researchers in immunology.

The Global Environment

During 2002, Abbott operated in a global macroeconomic environment that challenged businesses in nearly every industry, yielding little if any growth in the major economies where we do much of our business. Several Latin American economies suffered particularly significant declines. At the same time, the health care industry remained under pressure from government bodies and the legal system as the complexities surrounding health care costs, patient access and intellectual property continued at the forefront of public debate. This difficult environment, which affected virtually all of our peers and the broader market, resulted in stock price declines for nearly all sectors in the U.S. economy, including health care.

Abbott's stock price was impacted by this broad market decline as well. Nonetheless, a long-term view of our performance shows attractive results relative to our peers and the overall market. At the end of 2002, Abbott stock delivered a five-year total shareholder return (stock price appreciation plus dividends) of 33 percent — well above the majority of our health care peers and significantly higher than the S&P 500 index (3 percent loss) and the Dow Jones Industrial Average (15 percent gain).

Abbott emerged from 2002 gaining momentum in a number of key areas. The company's balance sheet is strong. Our operating cash flow exceeded $4 billion. We delivered earnings-per-share growth of nearly 10 percent

Financial Highlights

(in millions except per share data)	% change 2001-2002	2002	2001	2000	1999	1998
Net sales	8.6	$17,684.7	$16,285.2	$13,745.9	$13,177.6	$12,512.7
Research and development	(1.0)	1,561.8	1,577.6	1,351.0	1,194.0	1,228.8
Net earnings	10.2*	3,242.5*	2,942.8*	2,786.0	2,445.8	2,334.4
Diluted earnings per common share	9.6*	2.06*	1.88*	1.78	1.57	1.50
Cash dividends declared per common share	11.9	.94	.84	.76	.68	.60
Common shares outstanding at December 31	0.5	1,563.1	1,554.5	1,545.9	1,547.0	1,530.7

* *Excluding nonrecurring charges*

versus 2001, excluding nonrecurring charges. We accomplished a number of significant product milestones, including embarking on the largest product launch in Abbott's history — months ahead of schedule. And our pharmaceutical pipeline, particularly in oncology, is beginning to emerge as one of the strongest internally developed pipelines in the industry. We continued to build our medical products business in several key areas, most notably in vascular products and molecular diagnostics. We also made important progress in upgrading our quality systems — in our Medical Products Group as well as throughout our other businesses. These initiatives will continue in 2003.

Humira Approved Ahead of Schedule

At the end of 2002, we received U.S. Food and Drug Administration (FDA) approval for *Humira* — just nine months after submission and nearly six months earlier than anticipated. One week later, consistent with our commitment to provide access to our drugs, we announced the launch of the *Humira* Medicare Assistance Program. This is a first-of-its-kind program that provides *Humira* at no cost to eligible seniors who do not have prescription drug coverage, until a Medicare drug benefit is enacted.

Humira, the first major new product from our Knoll Pharmaceuticals acquisition, is one of the most important products that Abbott has brought to market in its 115-year history. And, the early approval represents a significant milestone in the repositioning and strengthening of our global pharmaceuticals business.

Continued Strength in Pharmaceuticals

Abbott's Pharmaceutical Products Group's strategy is to discover and develop breakthrough products that address unmet medical needs. A strong, sustained investment in research and development is critical to this effort. In 2002, we again invested a total of $1.6 billion in research and development, with approximately $1 billion of that dedicated to pharmaceutical research and development alone. During the year, we continued to extend the value of the already marketed products, scientific capability and global presence we gained in our 2001 acquisition of Knoll. We also expanded our presence in Japan by acquiring complete ownership in early 2003 of Hokuriku Seiyaku, a portion of which we had obtained with our Knoll purchase. This gives us control over product development, nearly doubles the size of our sales force and positions us for accelerated growth in Japan, the world's second-largest national health care market.

Our core pharmaceuticals business had a good year. Highlights included *Kaletra*, which became the number-one protease inhibitor worldwide, and formal FDA approval of *Synthroid*, a trusted brand used for managing thyroid disease. In addition, *Flomax*, *Omnicef* and *TriCor* all performed exceptionally well during the year, generating more than $1 billion in combined sales.

To ensure we sustain double-digit growth in our pharmaceuticals business, we've invested heavily over the last few years. That investment is starting to pay off. In addition to *Humira*, our oncology pipeline is one of the most broad and diverse in the industry — with drugs covering many of the new agents and classes of cancer. In addition to several oncology compounds in early stages of development, one of our promising late-stage compounds is atrasentan, a once-daily oral drug for prostate cancer that has been granted fast-track review by the FDA. We hope to file this drug for regulatory approvals by the end of 2004.

Positioning for Growth in Medical Products

Our Medical Products Group is committed to developing innovative, highly differentiated products for patients. A key 2002 milestone for our hospital products business was the FDA approval and re-introduction of *Abbokinase*, a thrombolytic agent used to dissolve blood clots in the treatment of pulmonary embolism. We moved quickly in the fourth quarter to relaunch this key component of our vascular pharmaceuticals franchise, and, by the end of the year, we made significant progress in re-establishing *Abbokinase* among physicians.

In addition to *Abbokinase*, our U.S. Hospital Products division continued to build its overall vascular pharmaceuticals and devices business through acquisitions, alliances and internal development efforts focusing on four key areas: vessel closure, peripheral technology, coronary stents and pharmaceuticals. With these strategic actions, we are assembling the necessary components to successfully participate in the vascular products business, a multibillion-dollar market growing at double-digit rates.

In nutritionals, our Ross Products division focused on identifying new opportunities to build its leadership position and increase market share. We continued to develop innovative pediatric nutritionals, such as *Similac Advance*, which contains fatty acids shown to aid brain and visual development in infants. Ross also launched *ProSure*, a specially


20
15
10
5

Net sales worldwide
(dollars in billions)

	INTL.	U.S.	TOTAL
2002:	$6.9	$10.8	$17.7
2001:	6.2	10.1	16.3
2000:	5.1	8.6	13.7
1999:	5.1	8.1	13.2
1998:	4.8	7.7	12.5

formulated nutritional product to promote weight gain in cancer patients — improving their strength and quality of life.

In our U.S. diagnostics business, our top priority is to continue to make improvements to the quality systems in our Lake County diagnostics facility. In addition, we're making steady and significant progress in enhancing our quality systems in other diagnostics facilities — and throughout the corporation — to ensure we meet all current Good Manufacturing Practices standards.

Meanwhile, our diagnostics division continues to maintain its leading market share, particularly in immunoassay products where our global market share is almost three times greater than our nearest competitor. In glucose monitoring, we launched a succession of innovative products, and we significantly improved our position in the high-growth molecular diagnostics segment with the addition of Vysis, Inc. and an alliance with Celera Diagnostics.

In 2002, Thomas D. Brown, senior vice president, Diagnostic Operations, retired after 28 years of outstanding service to Abbott. We're grateful for Tom's many significant contributions to the development and growth of our diagnostics business, and we wish him the very best in his retirement.

Corporate Responsibility and Citizenship: Key Abbott Values

At Abbott, we are dedicated to our responsibility as a global corporate citizen. First and foremost, we pride ourselves in our long tradition of strong financial controls and corporate governance. Abbott's board of directors plays a vital role in providing strategic direction and overseeing management performance on behalf of shareholders. The 14-member board currently includes 11 outside, fully independent directors. The chairs and members of the board's Audit Committee, Compensation Committee, Nominations and Board Affairs Committee and Public Policy Committee are comprised solely of these independent directors. Under their direction, Abbott is meeting or exceeding all of the corporate governance guidelines that have emerged recently from regulatory bodies.

As a leader in the health care industry, we also take very seriously our responsibility to be a good global citizen. In the United States, expanding access to affordable health care remains a challenge. To help meet this need, we ensure access to our products through the Abbott Patient


2.5
2.0
1.5
1.0
0.5

Diluted earnings per common share

2002: $2.06 *
2001: 1.88 *
2000: 1.78
1999: 1.57
1998: 1.50


1.0
0.8
0.6
0.4
0.2

Cash dividends declared per share

2002: $0.94
2001: 0.84
2000: 0.76
1999: 0.68
1998: 0.60

* *Excluding nonrecurring charges*


2.0
1.5
1.0
0.5

Research and development
(dollars in billions)

2002: $1.6
2001: 1.6
2000: 1.4
1999: 1.2
1998: 1.2

Assistance Program and the Together Rx Card, which offers significant discounts on leading drugs to Medicare patients. The company supports a prescription drug benefit for Medicare recipients that is rooted in free market principles.

Having witnessed firsthand the human suffering and devastation wrought by the AIDS pandemic in Africa, I have a deep appreciation for the tremendous amount of work that must be done. And Abbott is doing its part through a number of initiatives, including Abbott Access, which provides our HIV/AIDS treatments and diagnostic tests to countries that have been hit hardest by AIDS. We will continue to devote our core expertise, products and people to life-saving and life-sustaining projects and causes around the world.

Creating a Great Workplace

I am also pleased with our efforts to create a work atmosphere that allows us to recruit and maintain a talented workforce. We are proud of the recognition Abbott received in 2002 for workplace excellence, which reflects the commitment it takes to make Abbott a great place to work. Several leading national publications honored Abbott during the year for these commitments, including recognition for our efforts as one of the best places to work for mothers and minorities.

In addition, we are committed to ensure that our employees adhere to the highest ethical standards. We've implemented a training program that reinforces our ethics and compliance standards with employees and teaches them how to apply those standards in typical business scenarios. By communicating and promoting our ethical values, we help our workforce to make the right decisions for the constituents we serve and for the long-term success of the company.

Looking Ahead

Our company has a number of top priorities and commitments for 2003. We're putting significant effort behind successfully launching two recently approved therapies for patients — *Humira* and *Abbokinase* — while building stronger marketing positions for our key pharmaceutical products. We also will continue to enhance quality systems in all of our manufacturing facilities. And, we are committed to investment in research and development programs that offer the promise of new patient benefits in areas of unmet clinical need, such as immunoscience and cancer. Executing on these priorities will move our company closer to realizing many of our long-term goals.

As always, we remain committed to the patients we serve, with the belief that serving them well will result in satisfying work for our employees, profitable growth for our business, and long-term value creation for you and all of our shareholders.



MILES D. WHITE
Chairman of the Board and Chief Executive Officer
February 20, 2003

Momentum

Abbott remained strong in the face of a tough economic environment.

We continued to build the strength of our business through investment in science. We identified and invested in new lines of business for the future. We continued to advance patient care for diseases with the greatest unmet medical need. We achieved key milestones such as FDA approvals for *Humira*, *Synthroid* and *Abbokinase*. We have maintained our focus on our long-term goal: building a premier broad-based health care company.

It's a long-term goal. Our plan is unchanged. We are on course.

Major Milestones


① ZEMPLAR
Paricalcitol Injection
②
TRICOR
TRICOR
160 mg
54 mg
③
④
Similac
⑤
SYNAGIS
⑥
⑦ FLOMAX
⑧
⑨
Omnicef
125 mg/5 mL
⑩
1998
1999
2000

Throughout its 115-year history, Abbott has steadily grown by emphasizing science and innovation. Sustained by these core values, Abbott has been undergoing a strategic transformation, and through a series of major product launches, external collaborations and strategic acquisitions, we're building an even better Abbott for the future.



2001
2002

1. APRIL 1998

Launched *Zemplar*, a treatment for secondary hyperparathyroidism associated with kidney failure

2. JUNE 1998

Launched *TriCor*, a cholesterol reducing product

3. JULY 1998

Launched *Glucerna* shakes and snack bars, specially formulated nutritionals for people with diabetes

4. JULY 1998

Introduced the infant formula *Similac* with Iron in a first-of-its-kind aseptic, 32-oz., reclosable plastic bottle

5. SEPTEMBER 1998

Launched *Synagis*, a preventive agent for serious respiratory syncytial virus infections, in collaboration with MedImmune, Inc.

6. JANUARY 1999

Launched *Architect*, a next-generation diagnostic system

7. AUGUST 1999

Announced an agreement with Boehringer Ingelheim to distribute and co-promote *Flomax*, a treatment for benign prostatic hyperplasia

8. NOVEMBER 1999

Acquired Perclose, Inc., a leading vascular closure devices company

9. DECEMBER 1999

Acquired the rights to the antibiotic *Omnicef* from Warner-Lambert Company

10. APRIL 2000

Launched several new pharmaceutical products or line extensions around the world, including *Biaxin XL, Depakote ER, Mobic* and *Precedex*

11. JUNE 2000

Launched *Precision Xtra* blood glucose monitor

12. SEPTEMBER 2000

Received FDA approval for *Kaletra*, an advanced protease inhibitor for the treatment of HIV/AIDS

13. MARCH 2001

Formed an alliance with Millennium Pharmaceuticals to create one of the world's largest drug-discovery efforts in diabetes and obesity

14. MARCH 2001

Acquired BASF's pharmaceutical business, including the global operations of Knoll

15. JUNE 2001

Opened state-of-the-art, on-site corporate child care center at the company's global headquarters

16. NOVEMBER 2001

Acquired Vysis, Inc., a leading genomic disease management company

17. MAY 2002

Acquired Biocompatibles International plc stent business

18. JUNE 2002

Formed an alliance with Celera Diagnostics to develop and market molecular diagnostic products

19. JULY 2002

Received FDA approval for *Synthroid*, the number-one-prescribed treatment for hypothyroidism

20. OCTOBER 2002

Received FDA approval to reintroduce *Abbokinase* for the treatment of pulmonary embolism

21. DECEMBER 2002

Received FDA approval to market *Humira* for the treatment of rheumatoid arthritis

ABBOTT LABORATORIES

Pharmaceutical Products Group


HUMIRA™
adalimumab
40 mg/0.8 mL Syringe
FOR SUBCUTANEOUS USE ONLY
Carton contains 2 dose trays,
2 alcohol preps, 1 pre-filled syringe
diagram card, 1 package insert with
NDC 0074-3771-60
Omnicef®
(Cefdinir)
for Oral
Suspension
125 mg/5 mL
℞ only
SHAKE WELL BEFORE USING.
TRICOR®

Throughout 2002, Abbott's worldwide pharmaceutical business grew as the result of the strong performance of a number of products. Importantly, we continued to make significant research and development investments to translate innovative science into effective medicine.

Specifically, we achieved key milestones with FDA approval of *Humira* and *Synthroid*, and we advanced our oncology pipeline.

Abbott continues its tradition of pharmaceutical excellence with innovative products that lead their class.



Jeffrey M. Leiden, M.D., Ph.D.
Chief Scientific Officer,
President and Chief Operating Officer,
Pharmaceutical Products Group

Kaletra


PK

HIV / AIDS

World's most-prescribed protease inhibitor treatment for people with HIV

TriCor

CARDIOVASCULAR

Market-leading fenofibrate, a cholesterol-reducing agent


TRICOR®



Synthroid

METABOLIC DISEASE

Number-one-prescribed treatment for hypothyroidism and second-most-prescribed medication overall in the United States

FLOMAX

UROLOGY

Market-leading benign prostatic hyperplasia drug


HUMIRA™
adalimumab
40 mg/0.8 mL Syringe
FOR SUBCUTANEOUS USE ONLY
Carton contains 2 dose trays,
2 alcohol preps, 1 pre-filled syringe
diagram card, 1 package insert with
attached patient information leaflet,
and 1 patient information booklet.
Each dose tray contains 1 single-dose
pre-filled syringe with 27 gauge
1/2 inch length fixed needle.
The entire carton is to be dispensed
as a unit.

Humira

IMMUNOLOGY

Breakthrough treatment for patients with rheumatoid arthritis


NDC 0074-3771-60
Omnicef®
(Cefdinir)
for Oral

Omnicef

ANTI-INFECTIVES

Fastest growing oral suspension antibiotic


NDC 0074-3165-60
60 Tablets
BIAXIN® XL
FILMTAB®
clarithromycin
extended-release
tablets
500 mg
℞ only

Biaxin XL

ANTI-INFECTIVES

Flagship macrolide antibiotic


DEPAKOTE
SPRINKLE
125 mg

Depakote

NEUROSCIENCE

Indicated for the treatment of epilepsy, bipolar disorder and migraine prevention

Mavik/Tarka

CARDIOVASCULAR

Two promising anti-hypertensive drugs


TARKA®
2 mg/240 mg
MAVIK®
(trandolapril) Tablets 2mg





Humira — Susan Caritey was diagnosed with rheumatoid arthritis at age 22, and, at one point, needed to take 17 pain pills just to get through the day. Since she started taking *Humira*, Susan has enjoyed a very active lifestyle. "I feel even healthier now than I did before I developed rheumatoid arthritis."

Humira is the single-most important product launch in Abbott's history. *Humira,* a treatment for patients with rheumatoid arthritis (RA), a debilitating and crippling disease, was approved by the FDA in December 2002. FDA approval came only nine months after simultaneous regulatory submissions in the United States and Europe. We expect this product to have a significant impact for people living with RA. Patients have said that *Humira* allows them to perform activities they had given up because of the disabling effects of RA, thus helping them to lead a more normal life.

Humira is the first human monoclonal antibody for RA, which means it mimics an antibody normally found in the body. In other words, *Humira* fights RA the way the body would if it could. *Humira* works by specifically blocking Tumor Necrosis Factor-alpha, a protein that collects in the joints and contributes to the inflammation and breakdown of the bone.

More than 2.5 million people in the United States and 5 million people worldwide suffer from RA. The RA market is underserved as only a fraction of RA patients receive treatment that stops the progression of this debilitating disease. *Humira* possesses a number of significant competitive advantages in the marketplace. It can be used alone as a monotherapy, or in combination with other commonly used RA medications. Moreover, the every-other-week dosing for *Humira* is an improvement over the current therapies that require more frequent injections or visits to health care providers for infusions. *Humira* is also available in a ready-to-use, pre-filled syringe that was specially designed for use by people whose hands may be affected by RA, making it easier for them to self-administer their medication at home. This unique design was reviewed by an independent panel of people with arthritis and health care professionals and received the Arthritis Foundation Ease-of-Use Commendation Seal.

Based on clinical merits and the dynamics of the marketplace, we see potential for worldwide peak-year annual sales of *Humira* for the RA indication alone to exceed $1 billion. Within a week of FDA approval, Abbott began supplying *Humira* to pharmacies. Moreover, we have expanded our manufacturing capacity to meet long-term demand for *Humira*, as well as for other biologics in our pipeline.

Following FDA approval, Abbott launched the *Humira* Medicare Assistance Program, an unprecedented drug access program that provides *Humira* at no cost to Medicare-eligible seniors without prescription drug coverage until a Medicare drug benefit is enacted. In addition, Abbott offers reimbursement information support through the *Humira* Resource Center to help patients with RA find out about options for prescription drug coverage through private insurers or eligibility for federal and state assistance programs, as well as other Abbott programs.

Meanwhile, *Humira* may have potential beyond RA in the treatment of other autoimmune diseases. Studies are currently underway in juvenile rheumatoid arthritis and Crohn's disease; and we initiated studies for *Humira* in psoriasis, psoriatic arthritis and ankylosing spondylitis (a form of arthritis that primarily affects the spine) in early 2003.



Kaletra — When Michelle Lopez was diagnosed with HIV/AIDS, not only was her treatment regimen difficult, but the side effects left her sick and weak. Since switching to *Kaletra*, she has the energy to continue working to get funding for people affected by HIV/AIDS. "With *Kaletra*, I feel much healthier."

We have strengthened our pharmaceutical pipeline. *Humira* is just one example of the promising products we are developing in our pharmaceutical pipeline. Over the last few years, we have focused our internal pharmaceutical discovery efforts on five therapeutic areas: diabetes/metabolism, neuroscience, immunology, infectious disease (including HIV) and oncology. We are particularly encouraged about the prospects of the medicines in our oncology pipeline.

Our oncology pipeline is beginning to emerge as an industry leader. Twenty million people have cancer worldwide, and 1 million more are diagnosed each year. Cancer will soon be the number-one cause of death in the developed world. Over the past decade, revolutionary scientific advances have dramatically changed the way cancer is treated. Abbott's focus on these scientific advances has positioned the company to create one of the broadest, most innovative pipelines of targeted cancer therapies — a portfolio that may redefine the treatment of patients.

Our approach is to discover and develop treatments that will delay cancer progression, enabling patients to live longer, more active lives without the debilitating side-effects of traditional chemotherapy. Abbott is developing a pipeline of targeted cancer therapeutics, focusing on the endothelin axis (affecting tumor spread), angiogenesis (new blood vessel formation) and apoptosis (programmed cell death).

The investigational drug atrasentan is the most advanced compound in Abbott's targeted therapy portfolio.

Atrasentan is an internally discovered, endothelin-A receptor antagonist that is the first to be studied in men with prostate cancer. Taken once daily as a pill, atrasentan blocks the effects of endothelin-A, a key hormone in the body that promotes prostate cancer cell growth and the spread to bones. We also are investigating the potential benefit of atrasentan therapy in other cancers, including breast, lung, ovarian, colorectal, brain and kidney, among others. As an innovative, new compound for an important unmet medical need, atrasentan was granted fast-track review status by the FDA.

Abbott's research program in anti-angiogenesis (the inhibition of new blood vessels that feed tumors) also made substantial strides in 2002. One of the most promising candidates is ABT-510 which is currently in Phase II. Phase I studies reported at the American Society for Clinical Oncology annual meeting in May 2002 showed encouraging safety results.

We also believe that there is tremendous need for more effective, convenient and safer cytotoxic chemotherapeutic agents. Accordingly, Phase II efficacy studies have been initiated for ABT-751, an oral, anti-mitotic compound that inhibits the replication of cancer cells by binding to the part of a cell involved in mitosis, or cell division.

Abbott scientists are passionate in their quest to change the face of cancer medicine. Our robust development portfolio and drug-discovery pipeline of new angiogenesis and apoptosis targets reflect the drive to find effective, meaningful treatment.


MARVELOUS
MOLLY
citi


VISCONDE


KLARICID
CLARITROMICINA
250 mg/5 ml
ABBOTT

Klaricid — Luiza Soboll of Brazil enjoys school. Since birth, however, Luiza has suffered from chronic ear infections. To remedy her condition, Luiza's doctor prescribes *Klaricid*, which is sold in the United States as *Biaxin*. This allows her to recover quickly so she can return to her studies.

Our core pharmaceuticals business had another good year. Several of Abbott's major pharmaceutical products delivered strong performance, highlighted by the continued success of *Kaletra*, the approval of the New Drug Application (NDA) for *Synthroid* and the solid sales growth for a number of our brands.

Kaletra, the world's most-prescribed protease inhibitor treatment for people with HIV/AIDS, continued to gain market share worldwide in 2002. In September, Abbott presented data at the Interscience Conference on Antimicrobial Agents and Chemotherapy showing that *Kaletra* suppressed HIV to undetectable levels and was well-tolerated through four years of treatment in patients who had not previously received antiretroviral therapy. In the study, none of the patients had developed resistance to *Kaletra*, making it the only protease inhibitor thus far for which resistance had not been observed in patients receiving it as an initial therapy. This is significant because resistance is the leading cause of treatment failure.

Abbott's *Synthroid*, the most-prescribed treatment for hypothyroidism and second-most prescribed medication overall in the United States, received formal FDA approval in July. Products containing levothyroxine sodium, the active ingredient in *Synthroid*, have been on the market for many years. As with *Synthroid*, manufacturers of these compounds were required as part of the FDA's regulatory process to file an NDA. Abbott filed the NDA for *Synthroid* in 2001. Formal approval by the FDA of *Synthroid* validates its safety and efficacy, and ensures that millions of people in the United States who rely on *Synthroid* every day to control their thyroid disease will continue to have access to the product.

Throughout the year we saw continued strong growth from a number of core Abbott products, including, *TriCor* and *Omnicef*, with some delivering sales gains in excess of 50 percent.

Flomax, the market-leading benign prostatic hyperplasia (BPH) drug, continued to gain share of the market, and now accounts for 50 percent of total BPH prescriptions in the United States. It continues to be a core product in our ongoing partnership with Boehringer Ingelheim Pharmaceuticals, Inc. *TriCor* performed well during the year, particularly after the 2001 launch of the new tablet formulation. In addition to lowering triglyceride and LDL-C ("bad") cholesterol levels, the tablet form has an indication for raising HDL-C ("good") cholesterol.

FDA approval of an adult epilepsy indication for *Depakote ER*, the once-a-day formulation, will help expand the reach of this important drug. *Depakote ER* also is indicated for migraine prevention and *Depakote* treats epilepsy, bipolar disorder and migraine prevention. Data also was published suggesting *Depakote* may be an effective add-on therapy for schizophrenia patients.



Synthroid — A few years ago, Esra Khalil began uncharacteristically experiencing fatigue, low concentration and weight gain. Tests showed low levels of thyroid hormone, which helps maintain brain function and metabolism. Her doctor prescribed *Synthroid*, a synthetic thyroid hormone. "*Synthroid* has made all the difference in my life."

Omnicef continued to perform above expectations, extending its trend of 50 percent quarter-to-quarter sales growth for 10 quarters through the end of 2002. *Omnicef* was the fastest-growing oral suspension antibiotic on the market in 2002.

Our anti-infectives franchise also includes Abbott's flagship macrolide antibiotic *Biaxin XL*, which offers once-a-day dosing with a better side-effect profile than the original formulation. In 2002, we also submitted for registration the once-daily formulation of the drug's international brand, called *Klaricid OD*, into new markets, including France and Switzerland.

As expected, we saw solid growth from TAP Pharmaceutical Products Inc., our joint venture with Takeda Chemical Industries, Ltd. of Osaka, Japan. *Prevacid* market share stabilized during the second half of the year, and finished the year with strong double-digit fourth-quarter growth. *Prevacid* now holds the leading position among the proton pump inhibitor (PPI) class — a class that has been growing annually in excess of 15 percent. *Prevacid* also received FDA approval for pediatric use in children ages 1 to 11, and became the first PPI with an oral suspension formulation. *Prevacid* generated mid-single-digit sales growth for the full year. *Lupron*, a product for endometriosis and uterine fibroids, continued to maintain its leading share position in an increasingly competitive marketplace, demonstrating its proven clinical benefit. TAP also submitted an NDA with the FDA for *Uprima* for use in men with erectile dysfunction.

Reductil, our anti-obesity drug, received a positive opinion from Europe's Committee for Proprietary Medicinal Products following a referral by the Italian Health Ministry, reaffirming its favorable risk/benefit profile for the treatment of obesity. After the opinion was announced, *Reductil* began to regain momentum with a relaunch in Italy and successful product introductions in several countries in the Asia Pacific region. In the United States, sales of the drug, known as *Meridia*, were slower due in part to overall slower growth in the anti-obesity therapeutic category.

Pediatric pharmaceuticals continued to perform well. Abbott's Ross Products and International divisions market some of our pediatric pharmaceutical products, capitalizing on the strong heritage and brand recognition they have built among pediatricians. For example, Abbott has an exclusive worldwide marketing alliance with MedImmune, Inc. for *Synagis*, a preventive agent for serious respiratory syncytial virus (RSV) infections in high-risk infants. Globally, *Synagis* continues to make a difference for infants at increased risk of serious RSV illness, primarily due to poorly functioning or immature immune or respiratory systems.



ABBOTT LABORATORIES

Medical Products Group


Urokinase
Abbokinase
NeoSure
VYSIS

Abbott's Medical Products Group is focusing on developing innovative, highly differentiated products and treatments to improve patient care.

We advanced our growth strategy in 2002, rounding out our portfolio through niche acquisitions and strategic alliances. We also accomplished a key milestone by receiving FDA approval for, and successfully reintroducing, an important therapy for patients in our vascular products business.

Abbott continues to be a global leader in adult nutritionals, pediatric nutritionals, blood screening, immunology testing, inhalation anesthetics and vessel closure devices.



Richard A. Gonzalez
President and Chief Operating Officer,
Medical Products Group


Similac
ADVANCE
Infant Formula with IRON
Similac
Isomil
ADVANCE
SOY Formula with IRON

PEDIATRIC NUTRITIONALS

Supplemented with DHA and ARA, two fatty acids found in breastmilk and are important for brain and visual development


Single-dose
Fliptop Vial
Zemplar
NDC

Zemplar

RENAL CARE PHARMACEUTICALS

Next-generation vitamin D therapy for the prevention and treatment of secondary hyperparathyroidism associated with chronic renal failure



OraQuick

RAPID TESTING

Co-exclusive distribution agreement with OraSure Technologies, Inc. for the first FDA-approved rapid, point-of-care HIV test


Urokinase
Abbokinase

Abbokinase

CARDIOVASCULAR

Reintroduced thrombolytic agent used to dissolve blood clots in the treatment of pulmonary embolism


Glucerna

Glucerna

ADULT NUTRITIONALS

Leading brand of specialized nutritionals for patients with diabetes


VYSIS

Vysis

MOLECULAR DIAGNOSTICS

Innovative technology to detect subtle changes in genes and chromosomes for managing certain diseases, and for the selection of appropriate therapies



Precision Xtra

BLOOD GLUCOSE

Only home blood glucose monitor that allows people to also test for ketone levels, which can signify a life-threatening insulin deficiency



Perclose A-T — After undergoing five angioplasty procedures that used traditional methods of compression to close openings in the artery access sites, Robert Davis' surgeons tried the *Perclose A-T*, which features a pre-tied knot to simplify and expedite the closure process. "I couldn't believe how quickly I was able to get out of bed. My recovery time was cut in half!"

Leading the way in patient safety. In 2002, Abbott registered several important "firsts" as part of our continuing effort to help reduce medication errors and enhance patient safety. We were the first company to pledge to affix unit-of-use bar codes to all of our hospital injectables and IV solutions products in the United States and plan to complete the conversion by early 2003. Approximately one-quarter of these products will use a new bar code technology, Reduced Space Symbology (RSS), which allows for a miniaturized bar code to be applied to single-unit containers as small as a pen cap. Abbott is the first company to introduce RSS bar code technology commercially on pharmaceutical injectables and IV solutions products. Furthering our efforts in patient safety, the *LifeCare PCA3* Infusion System, a patient-controlled analgesia device (PCA), is also the first PCA pump to provide two important features — a built-in bar code reader and the ability to identify and verify drug concentrations automatically. These initiatives continue our decade-long commitment to deliver solutions to hospitals and health care facilities to reduce medication errors.

Hospital products business focuses on high-acuity segments. In addition to a strong core business, including acute-care injectables and infusion therapy products, the hospital products business is committed to delivering innovative products for the high-acuity setting. The perioperative/intensive care business continues to deliver strong growth driven by our anesthesia products, such as *Ultane*, sold as *Sevorane* outside of the United States, a unique, widely used inhalation anesthetic for both inpatient and outpatient procedures. In addition, our renal care pharmaceutical business includes *Zemplar*, an innovative vitamin D therapy for patients with secondary hyperparathyroidism. And, we continue to make progress with our emerging vascular business.

Assembling the components to be a meaningful participant in vascular science. Our expanding vascular medicine franchise includes both medical devices and therapeutics, concentrating on high-growth market segments. In 2002, we continued to assemble a strong product portfolio and pipeline to develop growth opportunities in this multi-billion-dollar market.

In the fourth quarter of 2002, Abbott received FDA approval to reintroduce *Abbokinase* for the treatment of pulmonary embolism. A thrombolytic agent used to dissolve blood clots, *Abbokinase* represents an important piece of our larger vascular pharmaceuticals and devices business. We reintroduced the drug immediately following approval and quickly began to re-establish our presence in this market.

We further strengthened the Perclose product line, the foundation of our vascular devices business, with *Perclose A-T*, our newest generation of suture-mediated closure devices. This innovative new product eliminates knot-tying, providing an added convenience for physicians and helping to reduce the vessel closure procedure time.

We rounded out our portfolio in 2002 with *Chito-Seal*, a new entry into the highly competitive closure patch segment. *Chito-Seal* is a topical bandage intended to rapidly stop bleeding or hemorrhage. With this new addition, Abbott now has a full suite of closure products to meet a broad spectrum of patient needs.


IZONA





Abbokinase — After surgery, Dennis Jakubowizc began suffering from blood clots in his lungs. Following a series of unsuccessful treatments, Dennis' doctor used *Abbokinase*, which made a dramatic difference. "The next day I was up walking. I was amazed at how well *Abbokinase* worked."

Abbott took steps during the year toward realizing its longer-term goal of expanding its cardiovascular stent program. In December, for example, Abbott received approval in Europe to market the *Dexamet* coronary stent, the first and only approved stent to couple the anti-inflammatory compound dexamethasone with an innovative coating designed to mimic the body's own chemistry. This product approval is an important milestone in Abbott's ongoing efforts to build a portfolio of products to compete successfully in the coronary stent market.

Also in 2002, we announced the acquisition of the Biocompatibles International plc cardiovascular stent business, strengthening Abbott's ability to participate in the worldwide market for stents. This transaction secured access not only to Biocompatibles' broad range of stent products, but also to its proprietary coating technology, which adds a differentiating component to our coronary and drug-coated stent programs. The acquisition expands our commercial infrastructure and marketing presence in Europe and augments our drug-coated stent program with Biocompatibles' innovative development organization.

We also announced in 2002 a worldwide supply agreement with Medtronic, Inc. for its proprietary next-generation stent delivery system, the Zipper Multi-Exchange platform, as well as its current over-the-wire (worldwide) and rapid exchange (outside the United States) stent delivery platforms. Additionally, under a co-exclusive agreement, Abbott out-licensed to Medtronic our lead drug-coated stent compound, an internally developed proprietary anti-proliferative agent, and our licensed proprietary coating technology for use with the compound in drug-eluting applications.

Maintaining market leadership in nutritionals. Abbott's Ross Products division markets pediatric and adult nutritional products in the United States, where the market remains very competitive, and Abbott International markets these products outside the United States. In 2002, we continued to build on our leadership through brand extensions and new products that responded to the changing needs of the marketplace.

In pediatric nutritionals in the United States, Abbott launched *Similac Advance* with Iron and *Isomil Advance* with Iron infant formulas, both with DHA (docosahexaenoic acid) and ARA (arachidonic acid), two nutrients found in breast milk that are important for brain and visual development. In addition, Abbott launched three preterm infant formulas in the United States — *NeoSure Advance, Similac Special Care* and *Similac Natural Care* — that were reformulated to include DHA and ARA.

Alimentum, a nutritionally complete hypoallergenic formula, experienced strong growth in the United States with the launch of a new powder form of the product. *PediaSure*, a nutritional beverage that provides complete and balanced nutrition to support growth for children 1 to 10 years of age, also delivered strong sales growth worldwide.

Glucerna brand nutritional products for patients with diabetes continued to perform very well, exceeding expectations for the year due to strong U.S. retail sales. When *Glucerna* was initially launched, we first gained the endorsement of physicians and other health care professionals by introducing the product in institutional markets before offering it to retail customers.


ENSURE
ProSure
Banana

ProSure — Within seven months of being diagnosed with pancreatic cancer, Russ Goodman lost nearly 100 pounds, making him so weak that he had to use a wheelchair. He began drinking *ProSure*, a beverage specially designed for cancer patients, and quickly regained weight, muscle and the energy to resume a more normal lifestyle with his wife.

Following this proven approach, we've launched *ProSure* through oncologists and other health care professionals. *ProSure* is a specialized nutrition and energy beverage specifically formulated for patients with tumor-induced weight loss. *ProSure* has been clinically shown to promote weight gain, help build muscle, and improve quality of life for people with cancer. We launched *ProSure* in the U.S. institutional market in fall of 2002.

Diagnostics: positioning for the future. Abbott Diagnostics continued to invest in new instruments and tests, while also enhancing quality systems in our ongoing efforts to bring our Lake County manufacturing operations into compliance with FDA standards.

In 2002, we reshaped and refined our diagnostics business to be more agile, more efficient and more customer focused, concentrating on those areas identified for future growth. During the year, we realigned the diagnostics division around product areas — immunochemistry, molecular, blood glucose monitoring and hematology. The new structure will better enable the division to meet current business needs while improving productivity, customer service and new product time-to-market.

Immunochemistry tests, which continue to form the cornerstone of Abbott's diagnostics business, analyze diseases and other medical conditions by measuring the body's antigen/antibody reaction. Abbott remains a worldwide leader in immunochemistry, with an immunoassay business that is significantly larger than the nearest competitor. Abbott is maintaining share through product extension and test menu improvement. In 2002, we received FDA clearance for the *Architect i2000SR* and the *Architect ci8000* instruments, two new additions to the *Architect* family of analyzers. These devices can be used independently, or can be combined to form the *Architect ci8200*, an instrument able to perform both immunoassay and clinical chemistry testing on a single platform.

Further enhancing our leadership in HIV testing, Abbott and OraSure Technologies, Inc. signed an agreement in June for the co-exclusive distribution of *OraQuick*, the first FDA-approved, rapid, point-of-care HIV test in the United States.

Molecular diagnostics, a billion-dollar market, will provide future growth in our diagnostics portfolio. Our focus in this area is on oncology, cardiovascular, autoimmune and infectious diseases and nervous system disorders.

We significantly strengthened our molecular diagnostics franchise and established a leading presence with the acquisition of Vysis at the end of 2001. Vysis' product portfolio includes *PathVysion* — a DNA-based test that detects the HER-2/*neu* gene in breast cancer patients. Patients who test positive for this gene have an especially aggressive form of the disease and are candidates for treatment with Herceptin, a targeted monoclonal antibody treatment. The *PathVysion* HER-2 test is one of the first examples of genomic disease management in which a direct genetic test is used to identify the most appropriate therapy based on patients' genetic profiles. Another Vysis product, *UroVysion*, is the only






VYSIS

PathVysion — Maria Sepe, M.D., pictured (right) with her sister Christine, is a breast cancer survivor. When she stopped responding to chemotherapy, Maria's oncologist tested her with *PathVysion* and found that she was a candidate for Herceptin therapy. "*PathVysion* and Herceptin saved my life."

DNA-based test currently available for monitoring recurrence of bladder cancer. The test provides early detection by identifying, through urine specimens, bladder cells with genetic changes that are indicative of cancer.

In addition, we have formed an alliance with Celera Diagnostics to collaborate in the development and marketing of novel molecular diagnostic products. Celera Diagnostics is a joint venture between two businesses of Applera Corporation: the Applied Biosystems Group, a leading life sciences company, and the Celera Genomics Group, which first determined the structure of the human genome. The agreement will leverage the combined scientific and marketing strengths of our two companies to build our position in this high-growth segment. One of the first products from Celera Diagnostics, the *ViroSeq* HIV-1 Genotyping System, was cleared in the United States for *in vitro* diagnostic use in 2002. The *ViroSeq* kit, which Abbott will begin distributing in 2003, is a sequencing-based testing method for the accurate identification of known drug-resistant HIV-1 mutations.

In glucose monitoring, Abbott continues to develop new monitors and tests to improve both the convenience and accuracy of blood glucose monitoring. Our MediSense business was strong throughout the year, driven by increased acceptance of *Precision Xtra*, the only home glucose monitor that allows people to also test for blood ketone levels, which can indicate a life-threatening insulin deficiency. In addition, we entered into a co-marketing agreement with Terumo Medical Corporation for *Precision Xtra* in Japan. We also introduced the *Precision Easy* meter in late 2002.

In our blood and plasma screening business, we were awarded a multi-year contract from the American Red Cross as the exclusive supplier of six infectious disease tests used for screening blood donated to that organization. The tests consist of markers for hepatitis, HIV and other retroviruses.

The *AbbottPrism*, a high-throughput, highly automated, blood-screening system that was launched outside the United States in 1996, continues to hold a market-leading position in most markets around the world.

In hematology, we continue to build our business with the highly automated *Cell-Dyn* instrument systems, which are used to perform sophisticated blood cell analyses. We offer a full product line ranging from bench-top analyzers for use in physician offices to advanced systems for large hospital and reference laboratories. Moving forward, our strategy is to continue to develop product extensions and new instrument systems, enhancing our family of analyzers for all segments of the hematology market.

Our Commitment to Global Citizenship

Global citizenship at Abbott includes programs ranging from public education, environmental health and patient safety to access to health care, corporate governance and corporate philanthropy. These efforts reflect an engagement and partnership with stakeholders in pursuit of sustainable solutions to social issues facing the global community. Abbott's philanthropic and humanitarian programs around the world focus on areas in which we can best make a difference in the quality of peoples' lives: addressing global health care challenges, supporting science education and building healthy, vital communities. We address issues that matter most to our shareholders, neighbors, customers and partners around the world.

Corporate Governance

Sound financial management is an Abbott hallmark; it is deeply rooted in our culture. As a result, we have a strong tradition of rigorous internal controls and accounting discipline, with oversight by our board and an actively involved audit committee. Eleven members of our 14-member board of directors are independent and external — they are not employed by Abbott, nor do they have any consulting arrangements with Abbott. And, we are committed to full disclosure in our financial reporting. We will always be clear about the challenges we face, the effort required to meet them, and the financial implications of doing so.

Ensuring Access

Abbott has various product access programs around the world that focus on areas in which we can best make a difference in the quality of people's lives. One way we ensure access to our products in the United States is through Abbott's Patient Assistance Program, which we launched in 1996 to increase access to our pharmaceutical products for people in financial need. Through this physician-based referral program, Abbott provided more than $55 million worth of free medicine to 110,000 patients during 2002.

To further our reach in providing access to our medications, Abbott, along with several other major pharmaceutical companies, founded the Together Rx program. Introduced in 2002 in the United States (including Puerto Rico), this program offers qualified seniors on Medicare point-of-sale savings on more than 150 pharmaceuticals. By the end of 2002, the program had enrolled close to 500,000 members nationwide and accounted for nearly $27 million in savings to seniors.

In October 2002, Abbott initiated a study that made *Humira*, our product for rheumatoid arthritis, available to patients in need of additional treatment options while *Humira* was under regulatory review. The study allowed patients in the United States and Europe with moderately to severely active rheumatoid arthritis, who have failed previous treatments, to receive the drug. Thousands of patients around the world participated in the study.

Once approved, Abbott launched a special *Humira* Medicare Assistance Program in the United States to provide *Humira* at no cost to Medicare-eligible seniors without prescription drug coverage until a Medicare drug benefit is enacted.

In addition to these programs, Abbott also has an active product donation program that supports humanitarian programs, disaster relief and special



PROVIDING ASSISTANCE IN AFRICA

Chairman and CEO Miles White visits children at a Tanzania orphanage, which is supported with funds from Abbott's *Step Forward* program.

SUPPORTING SCIENCE EDUCATION

Abbott encourages students of all ages to get involved in science through a number of educational programs.





Abbott is committed to improving people's lives throughout the world. From access to health care to science education, we are focused on making the world a better place.




Together Rx
This is not an insurance card

LEADING THE WAY WITH MEDICARE ASSISTANCE

Abbott's unprecedented drug access program provides *Humira* at no cost to eligible seniors without prescription drug coverage.

ENSURING ACCESS TO PRODUCTS

Abbott and several other major pharmaceutical companies founded the Together Rx program, which offers drug discounts to qualified senior citizens.

medical missions around the world with appropriate pharmaceutical, nutritional and hospital products. In 2002, Abbott's humanitarian product donation program contributed products valued at tens of millions of dollars to leading international relief agencies — including providing products for refugees from Afghanistan, flood victims in the Czech Republic and the malnourished in Africa.

AIDS Initiatives
Since the beginning of the AIDS pandemic, Abbott has taken a leadership role in developing products that enhance the diagnosis, care and treatment for HIV. Abbott has also actively engaged with patient advocates and policy leaders on issues of access to care, voluntary counseling and testing, support services and education, with particular attention to developing countries hardest hit and with the least resources to respond. Today, Abbott's involvement in assisting those affected by AIDS spans the globe and is among the most comprehensive of any health care company.

Two years ago, Abbott launched *Step Forward ... for the world's children*, our philanthropic program aimed at improving the lives of children affected by AIDS in developing countries. Since then, Abbott — with the help of governments and key non-profit partners — has significantly expanded our initiatives to address the AIDS pandemic.

During 2002, we continued to implement our Abbott Access program, which provides *Kaletra, Norvir* and *Determine* HIV diagnostic tests in Africa and the least developed countries of the world. While we initially introduced the program to provide these products at no profit to Abbott, during 2002 we implemented additional price reductions for our HIV drugs, further improving access to our life-saving and life-sustaining therapies. Taking these actions, we now are focusing our work on providing the most effective drug regimens in as many countries and to as many patients as possible.

During the year, Abbott launched a new program focused on preventing the transmission of HIV from mother to newborn. Over 2 million HIV-positive mothers worldwide give birth each year, and most are unaware that they are infected. Over the next five years, Abbott's program will donate up to 20 million *Determine* HIV rapid diagnostic tests free-of-charge in the same countries that are served by the Abbott Access program.

Abbott is also working on creating a sustainable model for HIV care under developing world conditions. Because it is one of the countries hit hardest by AIDS, we've selected Tanzania as the country in which to advance this model. Through this work, we are expanding our partnerships with the Tanzanian government to help build health infrastructures by modernizing the nation's main clinical labs; creating an HIV/AIDS "Center of Excellence" in a major public hospital in the capital city; and providing training and retention programs for the country's health care professionals.

Overall, Abbott will invest nearly $100 million in its AIDS initiatives in the developing world over the next five years. We intend to continue our work — scientifically and philanthropically — in the AIDS arena, and we will continue to seek out effective, sustainable solutions and treatments to improve the quality of life for the people we serve.

Commitment to Community
Abbott continues its long-standing commitment in the community by encouraging volunteerism, charitable giving, and environmental responsibility and by supporting a variety of educational programs, with particular emphasis on attracting students to the technical and scientific fields.

As a science-based organization, we focus our education initiatives on academic areas from which we will recruit our skilled employees of the future. Abbott supports science, math, environmental and technical education programs for students in kindergarten through post-graduate school. Abbott also supports special programs that encourage minorities, women and other underrepresented groups to pursue careers in science. To foster understanding about issues of scientific and cultural significance, Abbott also sponsors a number of exhibits and artistic works featured in museums in the United States, including "Genetics: Decoding Life" at the Museum of Science and Industry in Chicago and "Corporations Inspiring Innovation" at the Tech Museum of Innovation in San Jose, California.

Abbott's success in the community is tied to the dedication and commitment of our employees and retirees. Through their participation in giving campaigns, walks and runs to support not-for-profit organizations, and other company-sponsored volunteer projects, we help enhance the quality of life for people in and around Abbott communities worldwide.

2002 Financial Report

Consolidated Statement of Earnings and Comprehensive Income

(dollars and shares in thousands except per share data)

Year Ended December 31	2002	2001	2000
Net Sales	$17,684,663	$16,285,246	$13,745,916
Cost of products sold	8,506,254	7,748,382	6,238,646
Research and development	1,561,792	1,577,552	1,351,024
Acquired in-process research and development	107,700	1,330,400	—
Selling, general and administrative	3,978,776	3,734,880	2,894,178
Gain on sale of agricultural business	—	—	(138,507)
Total Operating Cost and Expenses	14,154,522	14,391,214	10,345,341
Operating Earnings	3,530,141	1,894,032	3,400,575
Net interest expense	205,220	234,759	23,221
Income from TAP Pharmaceutical Products Inc. joint venture	(666,773)	(333,767)	(481,340)
Net foreign exchange (gain) loss	74,626	31,351	7,287
Other (income) expense, net	243,655	78,541	35,000
Earnings Before Taxes	3,673,413	1,883,148	3,816,407
Taxes on earnings	879,710	332,758	1,030,430
Net Earnings	$ 2,793,703	$ 1,550,390	$ 2,785,977
Basic Earnings Per Common Share	$1.79	$1.00	$1.80
Diluted Earnings Per Common Share	$1.78	$0.99	$1.78
Average Number of Common Shares Outstanding Used for Basic Earnings Per Common Share	1,560,956	1,550,408	1,548,015
Dilutive Common Stock Options	12,337	15,555	17,564
Average Number of Common Shares Outstanding Plus Dilutive Common Stock Options	1,573,293	1,565,963	1,565,579
Outstanding Common Stock Options Having No Dilutive Effect	22,558	768	1,038
Comprehensive Income, net of tax:			
Foreign currency translation adjustments	$ 327,680	$ (5,029)	$ (198,951)
Minimum pension liability adjustments, net of income taxes of $115,992	(203,182)	—	—
Unrealized (losses) gains on marketable equity securities	(20,307)	21,107	18,752
Net (losses) gains on derivative instruments designated as cash flow hedges	(28,774)	11,408	—
Reclassification adjustments for realized (losses)	(489)	(18,984)	(17,712)
Other comprehensive income (loss)	74,928	8,502	(197,911)
Net Earnings	2,793,703	1,550,390	2,785,977
Comprehensive Income	$ 2,868,631	$ 1,558,892	$ 2,588,066
Supplemental Comprehensive Income Information, net of tax:			
Cumulative foreign currency translation loss adjustments	$ 308,242	$ 635,922	$ 630,893
Minimum pension liability adjustments	203,182	—	—
Cumulative unrealized (gains) on marketable equity securities	(9,008)	(29,804)	(27,681)
Cumulative losses (gains) on derivative instruments designated as cash flow hedges	17,366	(11,408)	—

The accompanying notes to consolidated financial statements are an integral part of this statement.

Consolidated Statement of Cash Flows

(dollars in thousands)

Year Ended December 31	2002	2001	2000
Cash Flow From (Used in) Operating Activities:			
Net earnings	$ 2,793,703	$ 1,550,390	$ 2,785,977
Adjustments to reconcile net earnings to net cash from operating activities —			
Depreciation	834,923	774,272	721,294
Amortization of intangibles	342,422	393,746	106,137
Acquired in-process research and development	107,700	1,330,400	—
Investing and financing (gains) losses, net	134,472	159,936	69,914
Trade receivables	(111,533)	(279,167)	(260,790)
Inventories	(190,975)	(184,953)	(361,377)
Prepaid expenses and other assets	347,101	(962,005)	(397,714)
Trade accounts payable and other liabilities	138,829	732,482	621,078
Income taxes payable	(213,698)	51,747	(46,394)
Gain on sale of agricultural business	—	—	(138,507)
Net Cash From Operating Activities	4,182,944	3,566,848	3,099,618
Cash Flow From (Used in) Investing Activities:			
Acquisitions of businesses, net of cash acquired	(585,999)	(7,424,356)	—
Proceeds from sale of agricultural business	—	—	205,000
Acquisitions of property and equipment	(1,296,397)	(1,163,707)	(1,035,873)
Purchases of investment securities	(156,078)	(179,618)	(68,085)
Proceeds from sales of investment securities	140,284	309,161	235,839
Other	16,570	73,646	45,455
Net Cash Used in Investing Activities	(1,881,620)	(8,384,874)	(617,664)
Cash Flow From (Used in) Financing Activities:			
Proceeds from (repayments of) commercial paper, net	(1,306,000)	2,741,000	(670,000)
Proceeds from issuance of long-term debt, net	—	3,000,000	—
Other borrowing transactions, net	286,872	1,540	(2,769)
Purchases of common shares	—	(17,364)	(464,856)
Proceeds from stock options exercised	137,004	169,422	135,570
Dividends paid	(1,427,850)	(1,270,782)	(1,145,894)
Net Cash (Used in) From Financing Activities	(2,309,974)	4,623,816	(2,147,949)
Effect of exchange rate changes on cash and cash equivalents	55,722	(62,630)	(27,884)
Net Increase (Decrease) in Cash and Cash Equivalents	47,072	(256,840)	306,121
Cash and Cash Equivalents, Beginning of Year	657,378	914,218	608,097
Cash and Cash Equivalents, End of Year	$ 704,450	$ 657,378	$ 914,218
Supplemental Cash Flow Information:			
Income taxes paid	$ 1,032,287	$ 984,079	$ 1,085,083
Interest paid	265,698	232,431	113,922

The accompanying notes to consolidated financial statements are an integral part of this statement.

Consolidated Balance Sheet

(dollars in thousands)

December 31	2002	2001	2000
Assets			
Current Assets:			
Cash and cash equivalents	$ 704,450	$ 657,378	$ 914,218
Investment securities	261,677	56,162	242,500
Trade receivables, less allowances of — 2002: $198,116; 2001: $195,585; 2000: $190,167	2,927,370	2,812,727	2,179,451
Inventories —			
Finished products	1,274,760	1,154,329	903,973
Work in process	563,659	487,310	370,407
Materials	602,883	570,396	466,951
Total inventories	2,441,302	2,212,035	1,741,331
Deferred income taxes	1,022,861	1,112,247	896,083
Other prepaid expenses and receivables	1,764,112	1,568,640	1,402,658
Total Current Assets	9,121,772	8,419,189	7,376,241
Investment Securities	250,779	647,214	637,979
Property and Equipment, at Cost:			
Land	335,566	332,268	245,850
Buildings	2,387,583	2,248,959	1,953,665
Equipment	8,790,209	8,097,044	7,597,553
Construction in progress	634,315	547,134	330,830
	12,147,673	11,225,405	10,127,898
Less: accumulated depreciation and amortization	6,319,551	5,673,858	5,310,987
Net Property and Equipment	5,828,122	5,551,547	4,816,911
Intangible Assets, net of amortization	3,919,248	4,116,674	891,562
Goodwill	3,732,533	3,177,646	663,698
Deferred Income Taxes, Investments in Joint Ventures and Other Assets	1,406,648	1,384,153	896,863
	$24,259,102	$23,296,423	$15,283,254

The accompanying notes to consolidated financial statements are an integral part of this statement.

Consolidated Balance Sheet

(dollars in thousands)

December 31	2002	2001	2000
Liabilities and Shareholders' Investment			
Current Liabilities:			
Short-term borrowings	$ 1,927,543	$ 2,950,956	$ 229,282
Trade accounts payable	1,661,650	1,525,215	1,355,985
Salaries, wages and commissions	579,689	557,672	401,366
Other accrued liabilities	2,202,477	2,285,644	1,549,245
Dividends payable	367,345	326,552	293,800
Income taxes payable	42,387	278,399	217,690
Current portion of long-term debt	221,111	2,379	250,172
Total Current Liabilities	7,002,202	7,926,817	4,297,540
Long-term Debt	4,273,973	4,335,493	1,076,368
Post-employment Obligations and Other Long-term Liabilities	2,318,374	1,974,681	1,338,440
Commitments and Contingencies			
Shareholders' Investment:			
Preferred shares, one dollar par value Authorized — 1,000,000 shares, none issued	—	—	—
Common shares, without par value Authorized — 2,400,000,000 shares Issued at stated capital amount — Shares: 2002: 1,578,944,551; 2001: 1,571,816,976; 2000: 1,563,436,372	2,891,266	2,643,443	2,218,234
Common shares held in treasury, at cost — Shares: 2002: 15,876,449; 2001: 17,286,684; 2000: 17,502,239	(231,845)	(252,438)	(255,586)
Unearned compensation — restricted stock awards	(76,472)	(18,258)	(18,116)
Earnings employed in the business	8,601,386	7,281,395	7,229,586
Accumulated other comprehensive loss	(519,782)	(594,710)	(603,212)
Total Shareholders' Investment	10,664,553	9,059,432	8,570,906
	$24,259,102	$23,296,423	$15,283,254

Consolidated Statement of Shareholders' Investment

(dollars in thousands except per share data)

Year Ended December 31	2002	2001	2000
Common Shares:			
Beginning of Year			
Shares: 2002: 1,571,816,976; 2001: 1,563,436,372; 2000: 1,564,670,440	$ 2,643,443	$ 2,218,234	$ 1,939,673
Issued under incentive stock programs			
Shares: 2002: 7,331,098; 2001: 12,571,697; 2000: 11,424,234	202,741	363,492	245,668
Tax benefit from option shares and vesting of			
restricted stock awards (no share effect)	46,755	70,223	50,219
Retired —			
Shares: 2002: 203,523; 2001: 4,191,093; 2000: 12,658,302	(1,673)	(8,506)	(17,326)
End of Year			
Shares: 2002: 1,578,944,551; 2001: 1,571,816,976; 2000: 1,563,436,372	$ 2,891,266	$ 2,643,443	$ 2,218,234
Common Shares Held in Treasury:			
Beginning of Year			
Shares: 2002: 17,286,684; 2001: 17,502,239; 2000: 17,650,834	$ (252,438)	$ (255,586)	$ (257,756)
Issued under incentive stock programs			
Shares: 2002: 1,410,235; 2001: 215,555; 2000: 148,595	20,593	3,148	2,170
End of Year			
Shares: 2002: 15,876,449; 2001: 17,286,684; 2000: 17,502,239	$ (231,845)	$ (252,438)	$ (255,586)
Unearned Compensation — Restricted Stock Awards:			
Beginning of Year	$ (18,258)	$ (18,116)	$ (23,028)
Issued at market value —			
Shares: 2002: 1,396,000; 2001: 198,000; 2000: 133,000	(78,835)	(10,222)	(5,479)
Lapses —			
Shares: 2002: 25,105; 2001: 52,000; 2000: 8,500	1,362	2,126	320
Amortization	19,259	7,954	10,071
End of Year	$ (76,472)	$ (18,258)	$ (18,116)
Earnings Employed in the Business:			
Beginning of Year	$ 7,281,395	$ 7,229,586	$ 6,174,007
Net earnings	2,793,703	1,550,390	2,785,977
Cash dividends declared on common shares			
(per share — 2002: $.94; 2001: $.84; 2000: $.76)	(1,468,643)	(1,303,534)	(1,176,694)
Cost of common shares retired in excess of stated capital amount	(64,066)	(202,926)	(557,628)
Cost of treasury shares issued below market value	58,997	7,879	3,924
End of Year	$ 8,601,386	$ 7,281,395	$ 7,229,586
Accumulated Other Comprehensive Loss:			
Beginning of Year	$ (594,710)	$ (603,212)	$ (405,301)
Other comprehensive income (loss)	74,928	8,502	(197,911)
End of Year	$ (519,782)	$ (594,710)	$ (603,212)

The accompanying notes to consolidated financial statements are an integral part of this statement.

Notes to Consolidated Financial Statements

Note 1 — Summary of Significant Accounting Policies

Nature of Business and Concentration of Risk — Abbott's principal business is the discovery, development, manufacture and sale of a broad line of health care products. Due to the nature of its operations, Abbott is not subject to significant concentration risks relating to customers, products or geographic locations, except that three wholesalers accounted for 22 percent, 19 percent and 15 percent of trade accounts receivable as of December 31, 2002, 2001 and 2000, respectively.

Abbott has no material exposures to off-balance sheet arrangements; no special purpose entities; nor activities that include non-exchange-traded contracts accounted for at fair value. Abbott has periodically entered into agreements in the ordinary course of business, such as assignment of product rights, with other companies which has resulted in Abbott becoming secondarily liable for obligations that Abbott was previously primarily liable. Since Abbott no longer maintains a business relationship with the other parties, Abbott is unable to develop an estimate of the maximum potential amount of future payments under these obligations. Based upon past experience, the likelihood of payments under these agreements is remote. Product warranties are not significant.

Basis of Consolidation — The consolidated financial statements include the accounts of the parent company and subsidiaries, after elimination of intercompany transactions. The accounts of foreign subsidiaries are consolidated as of November 30, due to the time needed to consolidate these subsidiaries. No events occurred related to these foreign subsidiaries in December 2002, 2001 and 2000 that materially affected the financial position or results of operations.

Use of Estimates — The financial statements have been prepared in accordance with generally accepted accounting principles and necessarily include amounts based on estimates and assumptions by management. Actual results could differ from those amounts. Significant estimates include amounts for litigation, income taxes, sales rebates, valuation of intangibles, inventory and accounts receivable exposures, and pension and other post-employment benefits.

Litigation — Abbott accounts for litigation losses in accordance with Statement of Financial Accounting Standards (SFAS) No. 5, "Accounting for Contingencies." Under SFAS No. 5, loss contingency provisions are recorded for probable losses at management's best estimate of a loss, or when a best estimate cannot be made, a minimum loss contingency amount is recorded.

Sales Rebates — Provisions for rebates to customers are provided for in the period the related sales are recorded. Historical data is readily available and reliable, and is used for estimating the amount of the reduction in gross sales.

Income Taxes — Deferred income taxes are provided for the tax effect of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements at the enacted statutory rate to be in effect when the taxes are paid. U.S. income taxes are provided on those earnings of foreign subsidiaries and subsidiaries operating in Puerto Rico under tax incentive grants, which are intended to be remitted to the parent company. Deferred income taxes are not provided on undistributed earnings reinvested indefinitely in foreign subsidiaries as working capital and plant and equipment. Loss contingency provisions are recorded for the estimated amount of audit settlements.

Pension and Post-Employment Benefits — Abbott accrues for the actuarially determined cost of pension and post-employment benefits over the service attribution periods of the employees. With the assistance of outside actuaries, Abbott must develop long-term assumptions, the most significant of which are the health care cost trend rate, discount rate and the expected return on plan assets. Differences between the expected return on plan assets and the actual return are amortized over a five-year period.

Valuation of Intangible Assets — Purchased intangible assets are recorded at fair value generally based on independent appraisals at the time of acquisition. Abbott uses a discounted cash flow model to value intangible assets and for the assessment of impairment that requires assumptions about the timing and amount of future cash flows, risk, the cost of capital and terminal values. Intangible assets and goodwill are reviewed for impairment at least on a quarterly and annual basis, respectively.

Cash, Cash Equivalents and Investment Securities — Cash equivalents consist of time deposits and certificates of deposit with original maturities of three months or less. Investments in marketable equity securities are classified as available-for-sale and are recorded at fair value with any unrealized holding gains or losses, net of tax, included in accumulated other comprehensive loss. Losses are charged to income for other than temporary declines in fair value of equity securities. Investments in debt securities are classified as held-to-maturity, as management has both the intent and ability to hold these securities to maturity, and are reported at cost, net of any unamortized premium or discount. Income relating to these securities is reported as a component of interest income.

Inventories — Inventories are stated at the lower of cost (first-in, first-out basis) or market. Cost includes material and conversion costs.

Property and Equipment — Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets. The following table shows estimated useful lives of property and equipment:

Classification	Estimated Useful Lives
Buildings	10 to 50 years (average 27 years)
Equipment	3 to 20 years (average 11 years)

Product Liability — Provisions are made for the portions of probable losses that are not covered by product liability insurance.

Translation Adjustments — For foreign operations in highly inflationary economies, translation gains and losses are included in net foreign exchange (gain) loss. For remaining foreign operations, translation adjustments are included as a component of accumulated other comprehensive loss.

Notes to Consolidated Financial Statements

Revenue Recognition — Revenue from product sales is recognized upon passage of title and risk of loss to customers (when product is delivered to common carrier for shipment to domestic customers). Provisions for discounts, rebates and sales incentives to customers, and returns and other adjustments are provided for in the period the related sales are recorded. Sales of product rights are recorded as revenue upon disposition of the rights. Sales incentives to customers are generally not material. Revenue from license of product rights, or for performance of research or selling activities, is recorded over the periods earned.

Research and Development Costs — Internal research and development costs are expensed as incurred. Third-party research and development costs are expensed as the contracted work is performed. Where milestone payments are due to third parties under research and development arrangements, the milestone payment obligations are expensed when the milestone results are achieved.

Stock-based Compensation — Abbott measures compensation cost using the intrinsic value-based method of accounting for stock options and replacement stock options granted to employees.

Reclassifications — Certain minor reclassifications and additional disclosures have been made to prior-year financial statements to conform to the current-year presentation.

Note 2 — Supplemental Financial Information
(dollars in thousands)

Other Prepaid Expenses and Receivables	2002	2001	2000
TAP Pharmaceutical Products Inc. trade receivables under a service agreement (a)	$ 685,848	$ 540,914	$ 514,200
All other	1,078,264	1,027,726	888,458
Total	$1,764,112	$1,568,640	$1,402,658

(a) The payable to TAP related to this service agreement is recorded in accounts payable and had a balance of $666,422, $554,156, and $486,522 at December 31, 2002, 2001 and 2000, respectively.

Other Accrued Liabilities			
Accrued rebates payable to government agencies	$ 288,076	$ 279,930	$ 295,235
Accrued other rebates (b)	205,489	232,147	152,340
All other	1,708,912	1,773,567	1,101,670
Total	$2,202,477	$2,285,644	$1,549,245

(b) Wholesaler chargeback rebates of $81,017, $72,586 and $74,869 at December 31, 2002, 2001 and 2000, respectively, are netted in trade receivables.

Post-employment Obligations and Other Long-term Liabilities			
Accrued post-employment costs	$ 746,352	$ 692,003	$ 597,910
Minimum pension liability adjustments	342,874	—	—
All other	1,229,148	1,282,678	740,530
Total	$2,318,374	$1,974,681	$1,338,440

Net Interest Expense	2002	2001	2000
Interest expense	$238,945	$307,336	$113,938
Interest income	(33,725)	(72,577)	(90,717)
Total	$205,220	$234,759	$ 23,221

Other (Income) Expense, net			
Other than temporary declines in market value of equity securities	$210,811	$ 98,500	$ 75,705
All other	32,844	(19,959)	(40,705)
Total	$243,655	$ 78,541	$ 35,000

Note 3 — Investment Securities
(dollars in thousands)

The following is a summary of investment securities at December 31:

Current Investment Securities	2002	2001	2000
Time deposits and certificates of deposit	$120,000	$ 20,000	$232,500
Other, primarily debt obligations issued or guaranteed by various governments or government agencies	141,677	36,162	10,000
Total	$261,677	$ 56,162	$242,500

Long-term Investment Securities	2002	2001	2000
Time deposits and certificates of deposit	$ —	$100,000	$120,000
Corporate debt obligations	—	70,000	70,000
Debt obligations issued or guaranteed by various governments or government agencies, maturing through 2023	28,112	134,099	158,301
Equity securities	222,667	343,115	289,678
Total	$250,779	$647,214	$637,979

Of the investment securities listed above, $247,998, $323,974, and $590,678 were held at December 31, 2002, 2001, and 2000, respectively, by subsidiaries operating in Puerto Rico under tax incentive grants expiring in 2015 and 2020. In addition, these subsidiaries held cash equivalents of $85,925 at December 31, 2000.

Abbott reviews the carrying value of investments in equity securities each quarter to determine whether an other than temporary decline in market value exists. Abbott considers factors affecting the investee, factors affecting the industry the investee operates in, and general equity market trends. Abbott considers the length of time an investment's market value has been below carrying value and the near-term prospects for recovery to carrying value. When Abbott determines that an other than temporary decline has occurred, the investment is written down with a charge to other (income) expense, net.

Notes to Consolidated Financial Statements

Note 4 — Financial Instruments and Derivatives

On January 1, 2001, Abbott adopted the provisions of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." On January 1, 2001, all derivative instruments were recognized as either assets or liabilities at fair value, resulting in a transition credit to income of approximately $2.0 million in 2001, which is included in net foreign exchange (gain) loss.

In 2002 and 2001, certain Abbott foreign subsidiaries entered into foreign currency forward exchange contracts to manage exposures to changes in foreign exchange rates for anticipated intercompany purchases by those subsidiaries whose functional currencies are not the U.S. dollar. These contracts, totaling $857 million and $571 million at December 31, 2002 and 2001, are designated as cash flow hedges of the variability of the cash flows due to changes in the foreign exchange rates. Abbott records the contracts at fair value, resulting in a $28.8 million charge and $11.4 million credit to accumulated other comprehensive loss in 2002 and 2001, respectively. No hedge ineffectiveness was recorded in income in 2002 or 2001. Accumulated gains and losses as of December 31, 2002 will be included in cost of products sold at the time the products are sold, generally through the end of 2003.

In 2001, Abbott entered into interest rate hedge contracts totaling $2.450 billion to manage its exposure to changes in the fair value of $2.450 billion of fixed-rate debt due in July 2004 and 2006. These contracts are designated as fair value hedges of the variability of the fair value of fixed-rate debt due to changes in the long-term benchmark interest rates. The effect of the hedge is to change a fixed-rate interest obligation to a variable rate for that portion of the debt. At December 31, 2002 and 2001, Abbott recorded the contracts at fair value and adjusted the carrying amount of the fixed-rate debt by an offsetting amount. No hedge ineffectiveness was recorded in income in 2002 and 2001.

Abbott enters into foreign currency forward exchange contracts to manage currency exposures for foreign currency denominated third-party trade payables and receivables, and for intercompany loans and trade accounts payable where the receivable or payable is denominated in a currency other than the functional currency of the entity. For intercompany loans, the contracts require Abbott to sell foreign currencies, primarily European currencies and Japanese yen, in exchange for primarily U.S. dollars and other European currencies. For intercompany and trade payables and receivables, the currency exposures are primarily the U.S. dollar, European currencies and Japanese yen. These contracts are recorded at fair value, with the resulting gains or losses reflected in income as net foreign exchange (gain) loss. At December 31, 2002, 2001, and 2000, Abbott held $1.9 billion, $3.1 billion, and $1.3 billion, respectively, of such foreign currency exchange contracts.

The gross unrealized holding gains (losses) on current and long-term held-to-maturity investment securities totaled $1.5 million and $(8.5) million, respectively, at December 31, 2002; $2.0 million and $(17.2) million, respectively, at December 31, 2001; and $1.3 million and $(21.4) million, respectively, at December 31, 2000. The gross unrealized holding gains (losses) on available-for-sale equity securities totaled $24.4 million and $(9.2) million, respectively, at December 31, 2002; $57.0 million and $(1.8) million, respectively, at December 31, 2001; and $80.3 million and $(34.0) million, respectively, at December 31, 2000.

The carrying values and fair values of certain financial instruments as of December 31 are shown in the table below. The carrying values of all other financial instruments approximate their estimated fair values. Fair value is the quoted market price of the instrument held or the quoted market price of a similar instrument. The counterparties to financial instruments consist of select major international financial institutions. Abbott does not expect any losses from nonperformance by these counterparties.

(dollars in millions)	2002		2001		2000	
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
Investment Securities:						
Current	$ 261.7	$ 259.4	$ 56.2	$ 56.2	$ 242.5	$ 238.0
Long-term:						
Held-to-Maturity Debt Securities	28.1	23.4	304.1	288.9	348.3	332.7
Available-for-Sale Equity Securities	222.7	222.7	343.1	343.1	289.7	289.7
Total Long-term Debt	(4,495.1)	(4,640.4)	(4,337.9)	(4,453.2)	(1,326.5)	(1,328.6)
Foreign Currency Forward Exchange Contracts:						
(Payable) position	(34.3)	(34.3)	(38.7)	(38.7)	(8.1)	(8.1)
Receivable position	16.5	16.5	16.0	16.0	29.4	29.4
Interest Rate Hedge Contracts	160.2	160.2	21.8	21.8	—	—

Notes to Consolidated Financial Statements

Note 5 — Post-Employment Benefits
(dollars in thousands)

Retirement plans consist of defined benefit, defined contribution, and medical and dental plans.

Information for Abbott's major defined benefit plans and post-employment medical and dental benefit plans is as follows:

	Defined Benefit Plans			Medical and Dental Plans		
	2002	2001	2000	2002	2001	2000
Projected benefit obligations, January 1	$ 3,240,523	$2,572,226	$2,259,741	$ 963,411	$ 741,372	$ 635,700
Service cost — benefits earned during the year	172,191	144,982	118,863	40,541	33,133	30,034
Interest cost on projected benefit obligations	225,509	199,067	171,790	74,093	59,954	50,216
Losses, primarily changes in discount and medical trend rates, plan design changes, and differences between actual and estimated health care costs	220,789	127,509	162,753	269,841	165,251	65,375
Benefits paid	(144,010)	(132,137)	(109,589)	(61,055)	(43,599)	(39,953)
Acquisition of the pharmaceutical business of BASF	—	331,003	—	—	7,300	—
Other, primarily foreign currency translation	33,423	(2,127)	(31,332)	—	—	—
Projected benefit obligations, December 31	$ 3,748,425	$3,240,523	$2,572,226	$ 1,286,831	$ 963,411	$ 741,372
Plans' assets at fair value, January 1, principally listed securities	$ 2,643,704	$2,828,801	$3,100,222	$ 293	$ 35,335	$ 77,749
Actual return on plans' assets	(310,375)	(198,581)	(154,748)	—	4,646	(6,097)
Company contributions	162,872	44,770	23,639	60,762	3,911	3,636
Benefits paid	(144,010)	(132,137)	(109,589)	(61,055)	(43,599)	(39,953)
Acquisition of the pharmaceutical business of BASF	—	123,755	—	—	—	—
Other, primarily foreign currency translation	21,224	(22,904)	(30,723)	—	—	—
Plans' assets at fair value, December 31	$ 2,373,415	$2,643,704	$2,828,801	$ —	$ 293	$ 35,335
Projected benefit obligations less than (greater than) plans' assets, December 31	$(1,375,010)	$ (596,819)	$ 256,575	$(1,286,831)	$(963,118)	$(706,037)
Unrecognized actuarial (gains) losses, net	1,113,438	289,405	(287,242)	568,340	287,176	136,188
Unrecognized prior service cost	15,047	21,518	834	(77,861)	(58,079)	(64,390)
Unrecognized transition obligation	(295)	(1,062)	(1,808)	—	—	—
Net accrued benefit cost	$ (246,820)	$ (286,958)	$ (31,641)	$ (796,352)	$(734,021)	$(634,239)
Accrued benefit cost	$ (741,449)	$ (418,133)	$ (134,981)	$ (796,352)	$(734,021)	$(634,239)
Prepaid benefit cost	151,755	131,175	103,340	—	—	—
Intangible assets	23,700	—	—	—	—	—
Accumulated other comprehensive loss	319,174	—	—	—	—	—
Net accrued benefit cost	$ (246,820)	$ (286,958)	$ (31,641)	$ (796,352)	$(734,021)	$(634,239)
Service cost — benefits earned during the year	$ 172,191	$ 144,982	$ 118,863	$ 40,541	$ 33,133	$ 30,034
Interest cost on projected benefit obligations	225,509	199,067	171,790	74,093	59,954	50,216
Expected return on plans' assets	(282,721)	(261,753)	(233,056)	—	(1,940)	(6,176)
Net amortization	4,340	(213)	(3,994)	10,491	2,589	(1,573)
Net cost	$ 119,319	$ 82,083	$ 53,603	$ 125,125	$ 93,736	$ 72,501

The projected benefit obligations for certain foreign defined benefit plans that do not have plan assets were $284,000, $276,000, and $65,000 at December 31, 2002, 2001, and 2000, respectively. In addition, in 2002 Abbott recorded minimum pension liability adjustments of $342,874 because the accumulated benefit obligations for certain domestic and international defined benefit plans exceeded the market value of the plans' assets. This resulted in a charge to accumulated other comprehensive loss of $203,182, net of taxes. For plans where the accumulated benefit obligations exceeded plan assets, the aggregate accumulated benefit obligations were $2,382,700 and the aggregate plan assets were $1,980,600. The discount rate used for determining the accumulated benefit

Notes to Consolidated Financial Statements

obligation was 6.75%. A one-percentage point reduction in the discount rate would result in an increase in the minimum pension liability adjustments of approximately $368,268. Abbott funds its domestic pension plans according to IRS funding limitations. In 2002, $106,000 was funded to the main domestic pension plan.

Assumptions used for the major domestic benefit plans as of December 31 include:

	2002	2001	2000
Discount rate for determining obligations and interest cost	6¾%	7¼%	7½%
Expected aggregate average long-term change in compensation	4½%	5%	5%
Expected long-term rate of return on assets	8¾%	9½%	9½%

A nine percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 2002. This rate is assumed to decrease gradually to five percent in 2007.

A one-percentage point increase/(decrease) in the assumed health care cost trend rate would increase/(decrease) the accumulated post-employment benefit obligations as of December 31, 2002, by $197,084/$(135,156), and the total of the service and interest cost components of net post-employment health care cost for the year then ended by approximately $22,981/$(18,375).

The Abbott Stock Retirement Plan is the principal defined contribution plan. Abbott's contributions to this plan were $109,000 in 2002, $97,000 in 2001, and $86,000 in 2000.

Abbott provides certain other post-employment benefits, primarily salary continuation plans, to qualifying domestic employees, and accrues for the related cost over the service lives of the employees.

Note 6 — Taxes on Earnings
(dollars in thousands)

Deferred income taxes reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts. U.S. income taxes are provided on those earnings of foreign subsidiaries and subsidiaries operating in Puerto Rico under tax incentive grants, which are intended to be remitted to the parent company. Undistributed earnings reinvested indefinitely in foreign subsidiaries as working capital and plant and equipment aggregated $4,304,400 at December 31, 2002. Deferred income taxes not provided on these earnings would be approximately $1,092,300. Abbott's U.S. income tax returns for 1992 and prior years have been audited by the Internal Revenue Service and are closed. Internal Revenue Service audits of the years 1993 to 1995 are currently in process.

Earnings before taxes, and the related provisions for taxes on earnings, were as follows:

Earnings Before Taxes	2002	2001	2000
Domestic	$2,502,823	$ 442,150	$2,773,244
Foreign	1,170,590	1,440,998	1,043,163
Total	$3,673,413	$1,883,148	$3,816,407

Taxes on Earnings	2002	2001	2000
Current:			
U.S. Federal and Possessions	$ 442,891	$ 633,684	$ 825,608
State	19,324	74,087	67,898
Foreign	324,250	388,950	194,944
Total current	786,465	1,096,721	1,088,450
Deferred:			
Domestic	111,429	(741,213)	(70,383)
Foreign	(16,260)	(21,563)	11,812
Enacted tax rate changes	(1,924)	(1,187)	551
Total deferred	93,245	(763,963)	(58,020)
Total	$ 879,710	$ 332,758	$1,030,430

Differences between the effective income tax rate and the U.S. statutory tax rate were as follows:

	2002	2001	2000
Statutory tax rate	35.0%	35.0%	35.0%
Benefit of tax exemptions in Puerto Rico, Costa Rica, the Netherlands, the Dominican Republic, and Ireland	(7.3)	(14.6)	(5.0)
State taxes, net of federal benefit	0.4	0.8	1.2
Domestic dividend exclusion	(5.1)	(5.0)	(3.5)
All other, net	1.0	1.5	(0.7)
Effective tax rate	24.0%	17.7%	27.0%

As of December 31, 2002, 2001, and 2000, total deferred tax assets were $2,375,526, $2,412,064, and $1,458,707, respectively, and total deferred tax liabilities were $904,822, $913,614, and $463,406, respectively. Valuation allowances for deferred tax assets were not significant. The temporary differences that give rise to deferred tax assets and liabilities were as follows:

	2002	2001	2000
Compensation and employee benefits	$ 544,148	$ 434,549	$ 344,641
Trade receivable reserves	209,899	219,387	155,178
Inventory reserves	127,173	140,762	124,759
Deferred intercompany profit	240,463	254,276	204,052
State income taxes	91,140	100,265	53,610
Depreciation	(183,410)	(168,499)	(204,595)
Other, primarily acquired in-process research and development and other accruals and reserves not currently deductible, and the excess of book basis over tax basis of intangible assets	435,397	504,649	277,033
Total	$1,464,810	$1,485,389	$ 954,678

Notes to Consolidated Financial Statements

Note 7 — Segment and Geographic Area Information
(dollars in millions)

Revenue Segments — Abbott's principal business is the discovery, development, manufacture and sale of a broad line of health care products. Abbott's products are generally sold directly to retailers, wholesalers, hospitals, health care facilities, laboratories, physicians' offices and government agencies throughout the world. Abbott's reportable segments are as follows:

Pharmaceutical Products — U.S. sales of a broad line of pharmaceuticals.

Diagnostic Products — Worldwide sales of diagnostic systems for blood banks, hospitals, consumers, commercial laboratories and alternate-care testing sites.

Hospital Products — U.S. sales of intravenous and irrigation fluids and related administration equipment, drugs and drug-delivery systems, anesthetics, critical care products, and other medical specialty products for hospitals and alternate-care sites.

Ross Products — U.S. sales of a broad line of adult and pediatric nutritional products, pediatric pharmaceuticals and consumer products.

International — Non-U.S. sales of Abbott's pharmaceutical, hospital and nutritional products. Products sold by International are manufactured by domestic segments and by international manufacturing locations.

Abbott's underlying accounting records are maintained on a legal entity basis for government and public reporting requirements. Segment disclosures are on a performance basis consistent with internal management reporting. Intersegment transfers of inventory are recorded at standard cost and are not a measure of segment operating earnings. The cost of some corporate functions and the cost of certain employee benefits are sold to reportable segments at predetermined rates that approximate cost. Remaining costs, if any, are not allocated to reportable segments. Intangible assets and related amortization from business acquisitions are not allocated to segments. The following segment information has been prepared in accordance with the internal accounting policies of Abbott, as described above, and are not presented in accordance with generally accepted accounting principles applied to the consolidated financial statements.

	Net Sales to External Customers			Operating Earnings			Depreciation and Amortization			Additions to Long-term Assets			Total Assets		
	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000
Pharmaceutical (a)	$ 4,268	$ 3,759	$ 2,580	$1,441	$1,409	$1,013	$ 55	$ 34	$ 43	$ 60	$ 23	$145	$ 2,279	$ 2,014	$1,719
Diagnostics (b)	2,897	2,929	2,924	220	357	331	149	182	200	295	249	292	2,753	2,736	2,626
Hospital	2,979	2,778	2,507	786	738	660	111	107	111	315	164	183	2,202	1,934	1,702
Ross	2,088	2,088	2,035	688	752	720	64	67	65	93	70	47	871	889	899
International (a)(b)	5,036	4,418	3,307	1,298	949	782	187	111	86	375	255	150	3,849	3,632	2,576
Total Reportable Segments	17,268	15,972	13,353	$4,433	$4,205	$3,506	$566	$501	$505	$1,138	$761	$817	$11,954	$11,205	$9,522
Other	417	313	393												
Net Sales	$17,685	$16,285	$13,746												

(a) Net sales and operating earnings were favorably impacted in 2002 and 2001 by the acquisition of the pharmaceutical business of BASF in 2001.

(b) Net sales and operating earnings were unfavorably affected by the relatively stronger U.S. dollar in each year presented.

	2002	2001	2000
Total Reportable Segment Operating Earnings	$4,433	$4,205	$3,506
Corporate functions (c)	215	261	147
Benefit plans costs	43	101	46
Non-reportable segments	6	9	(12)
Gain on sale of business	—	—	(139)
Net interest expense	205	235	23
Acquired in-process research and development	108	1,330	—
Income from TAP Pharmaceutical Products Inc. joint venture	(667)	(334)	(481)
Net foreign exchange (gain) loss	75	31	7
Other expenses, net (d)	775	689	99
Consolidated Earnings Before Taxes	$3,673	$1,883	$3,816

	2002	2001	2000
Total Segment Assets	$11,954	$11,205	$ 9,522
Cash and investments	1,217	1,361	1,795
Investment in TAP Pharmaceutical Products Inc.	370	392	491
Current deferred income taxes	1,023	1,112	896
Non-reportable segments	503	645	440
All other, net (e)	9,192	8,581	2,139
Total Assets	$24,259	$23,296	$15,283

(c) 2001 includes certain integration charges related to the acquisition of the pharmaceutical business of BASF.

(d) 2002 and 2001 include amortization and restructuring charges relating to the acquisition of the pharmaceutical business of BASF. 2002 includes charges for restructuring plans, FDA consent decree and for other than temporary declines in the market value of equity securities.

(e) 2002 and 2001 include intangible assets related to the acquisitions of the pharmaceutical business of BASF and of Vysis, Inc.

Notes to Consolidated Financial Statements

	Net Sales to External Customers (f)			Long-Term Assets		
	2002	2001	2000	2002	2001	2000
United States	$10,998	$10,249	$ 8,762	$ 8,228	$ 8,308	$6,689
Japan	784	748	708	308	128	143
Germany (g)	721	644	411	4,257	4,185	160
Canada	512	468	408	53	50	49
The Netherlands	446	349	340	109	97	71
Italy	572	496	308	185	152	95
All Other Countries	3,652	3,331	2,809	1,997	1,957	700
Consolidated	$17,685	$16,285	$13,746	$15,137	$14,877	$7,907

(f) Sales by country are based on the country that sold the product.

(g) 2002 and 2001 long-term assets include certain intangible assets related to the acquisition of the pharmaceutical business of BASF.

Note 8 — Litigation and Environmental Matters

Abbott is involved in various claims and legal proceedings including a number of antitrust suits and investigations in connection with the pricing of prescription pharmaceuticals. These suits and investigations allege that various pharmaceutical manufacturers have conspired to fix prices for prescription pharmaceuticals and/or to discriminate in pricing to retail pharmacies by providing discounts to mail-order pharmacies, institutional pharmacies and HMOs in violation of state and federal antitrust laws. The suits have been brought on behalf of individuals and retail pharmacies and name both Abbott and certain other pharmaceutical manufacturers and pharmaceutical wholesalers as defendants. The cases seek treble damages, civil penalties, and injunctive and other relief. Abbott has filed a response to each of the complaints denying all substantive allegations.

There are several lawsuits pending in connection with the sales of *Hytrin*. These suits allege that Abbott violated state or federal antitrust laws and, in some cases, unfair competition laws by signing patent settlement agreements with Geneva Pharmaceuticals, Inc. and Zenith Laboratories, Inc. Those agreements related to pending patent infringement lawsuits between Abbott and the two companies. Some of the suits also allege that Abbott violated various state or federal laws by filing frivolous patent infringement lawsuits to protect *Hytrin* from generic competition. The cases seek treble damages, civil penalties and other relief. Abbott has filed or intends to file a response to each of the complaints denying all substantive allegations.

The U.S. Attorney's office in the Southern District of Illinois is conducting an industry-wide investigation of the enteral nutritional business, including Abbott's Ross division. Abbott is cooperating with the investigation and is responding to subpoenas that have been issued. The investigation is both civil and criminal in nature. While it is not feasible to predict the outcome of this investigation with certainty, an adverse outcome in this investigation could have a material adverse effect on Abbott's cash flows and results of operations in a given year, but should not have a material adverse effect on Abbott's financial position.

Abbott has been identified as a potentially responsible party for investigation and cleanup costs at a number of locations in the United States and Puerto Rico under federal and state remediation laws and is investigating potential contamination at a number of company-owned locations. Abbott has recorded an estimated cleanup cost for each site for which management believes Abbott has a probable loss exposure. No individual site cleanup exposure is expected to exceed $3 million, and the aggregate cleanup exposure is not expected to exceed $20 million.

Within the next year, legal proceedings may occur that may result in a change in the estimated reserves recorded by Abbott. Abbott is unable to estimate the reasonably probable range of loss for the claims and investigations discussed above and in Note 9. Except for the enteral nutritional investigation, Abbott has recorded reserves of approximately $150 million for its legal proceedings and environmental exposure including those discussed above and in Note 9. These reserves represent management's best estimate of probable loss, as defined by Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies." While it is not feasible to predict the outcome of such proceedings with certainty, management believes that their ultimate disposition should not result in a loss materially different than the amount recorded, and should not have a material adverse effect on Abbott's financial position, cash flows, or results of operations, except as noted above with respect to the enteral nutritional investigation.

Note 9 — TAP Pharmaceutical Products Inc.

In 2001, TAP Pharmaceutical Products Inc. (TAP) entered into an agreement with the U.S. government to settle matters relating to its investigation involving TAP's marketing of its prostate cancer drug, *Lupron*. In 2001, Abbott's income from the TAP joint venture was reduced by a charge of $274 million relating to this investigation.

TAP and Abbott have been named as defendants in several lawsuits alleging violations of various state or federal laws in connection with TAP's marketing and pricing of *Lupron*. Abbott intends to file a response to each of the lawsuits denying all substantive allegations.

Within the next year, legal proceedings may occur that may result in a change in the estimated reserves recorded by TAP and Abbott. While it is not feasible to predict the outcome of such pending claims, proceedings, and investigations with certainty, management is of the opinion that their ultimate disposition should not have a material adverse effect on Abbott's financial position, cash flows, or results of operations.

Notes to Consolidated Financial Statements

Note 10 — Restructuring Plans

(dollars in millions)

In October 2002, Abbott announced restructuring plans to align Abbott's global manufacturing operations with its scientific focus and to achieve greater operating efficiencies in its Diagnostics and International segments. In 2002, Abbott recorded a pretax charge against earnings of $174, reflecting the impairment of manufacturing facilities and other assets, and employee severance charges. Approximately $83 is classified as cost of products sold, $5 as research and development, and $86 as selling, general and administrative. The restructuring plans will result in the elimination of 2,600 positions offset, in part, by the addition of 500 positions. Approximately 1,400 employees have left Abbott as of December 31, 2002. Employee groups covered under the restructuring plans include manufacturing, research and development, and sales and administrative-related functions. The following summarizes the restructuring activity:

	Employee-Related and Other	Asset Impairments	Total
2002 Restructuring charges	$141	$ 33	$174
2002 Payments and impairments	(37)	(33)	(70)
Accrued balance at December 31, 2002	$104	$ —	$104

In 2001 and 2002, Abbott implemented restructuring plans related to the operations of the acquired pharmaceutical business of BASF. In addition, Abbott announced in 2001 that it was closing one of its manufacturing operations and relocating production to other Abbott facilities. The following summarizes the restructuring activity:

	Employee-Related and Other	Asset Impairments	Total
2001 Restructuring charges	$ 195	$ 12	$ 207
2001 Payments and impairments	(106)	(12)	(118)
Accrued balance at December 31, 2001	89	—	89
2002 Restructuring charges	59	—	59
2002 Payments	(80)	—	(80)
Accrued balance at December 31, 2002	$ 68	$ —	$ 68

In 2002, the $59 restructuring charge has been recorded as goodwill associated with the acquisition of the pharmaceutical business of BASF. In 2001, of the total $207 restructuring charges, $156 has been recorded as goodwill associated with the acquisition of the pharmaceutical business of BASF. Of the amount expensed, approximately $36 is classified as cost of products sold, $2 as research and development, and $13 as selling, general and administrative. Employee-related costs are primarily severance pay, relocation of former BASF employees and outplacement services. Approved restructuring plans cover 2,400 employees, of which approximately 2,000 have left Abbott as of December 31, 2002. Employee groups covered under the restructuring plan include manufacturing, research and development, and sales and administrative-related functions.

Note 11 — Incentive Stock Program

The 1996 Incentive Stock Program authorizes the granting of stock options, replacement stock options, stock appreciation rights, limited stock appreciation rights, restricted stock awards, performance units and foreign qualified benefits. Stock options, replacement stock options and restricted stock awards comprise the majority of benefits that have been granted and are currently outstanding under this program and prior programs. In 2002, Abbott granted 22,576,126 stock options, 2,112,635 replacement stock options, and 1,410,235 restricted stock awards under the program. The purchase price of shares under option must be at least equal to the fair market value of the common stock on the date of grant, and the maximum term of an option is 10 years. Options granted in 2002, 2001 and 2000 vest equally over three years except for replacement options, which generally vest in six months. When an employee tenders mature shares to Abbott upon exercise of a stock option, a replacement stock is granted equal to the amount of shares tendered. Replacement options are granted at the then current market price for a term that expires on the date of the underlying option grant. Upon a change in control of Abbott, all outstanding stock options become fully exercisable, and all terms and conditions of all restricted stock awards are deemed satisfied.

At January 1, 2003, 41.3 million shares were reserved for future grants under the 1996 Program. Subsequent to year-end, the Board of Directors granted approximately 22.9 million stock options from this reserve.

	Options Outstanding		Exercisable Options	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
January 1, 2000	71,022,341	$30.96		
Granted	18,922,849	36.03		
Exercised	(11,390,803)	21.21		
Lapsed	(1,460,206)	33.99		
December 31, 2000	77,094,181	33.59	45,315,980	$30.12
Granted	23,118,789	48.64		
Exercised	(12,571,690)	28.30		
Lapsed	(1,369,321)	42.58		
December 31, 2001	86,271,959	38.25	50,383,606	34.13
Granted	24,688,761	56.11		
Exercised	(10,068,863)	28.09		
Lapsed	(1,211,101)	48.22		
December 31, 2002	99,680,756	$43.58	59,224,392	$38.48

Notes to Consolidated Financial Statements

	Options Outstanding at December 31, 2002			Exercisable Options at December 31, 2002	
Range of Exercise Prices	Shares	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$12 to $37	36,206,818	5.2	$31.02	31,016,279	$30.41
38 to 48	36,191,320	7.3	46.69	22,777,975	46.07
49 to 58	27,282,618	8.9	56.12	5,430,138	52.75
$12 to $58	99,680,756	7.0	$43.58	59,224,392	$38.48

Abbott measures compensation cost using the intrinsic value-based method of accounting for stock options and replacement options granted to employees. Had compensation cost been determined using the fair market value-based accounting method, pro forma net income *(in billions)* and earnings per share (EPS) amounts would have been as follows:

	2002	2001	2000
Net income, as reported	$ 2.8	$ 1.6	$ 2.8
Compensation cost under fair value-based accounting method, net of taxes	(0.2)	(0.2)	(0.2)
Net income, pro forma	$ 2.6	$ 1.4	$ 2.6
Basic EPS, as reported	$1.79	$1.00	$1.80
Basic EPS, pro forma	1.65	0.89	1.71
Diluted EPS, as reported	1.78	0.99	1.78
Diluted EPS, pro forma	1.65	0.88	1.69
Reported diluted EPS higher than pro forma diluted EPS	0.13	0.11	0.09

The weighted average fair value of an option granted in 2002, 2001 and 2000 was $16.47, $13.31, and $10.60, respectively. For purposes of fair market value disclosures, the fair market value of an option grant was estimated using the Black-Scholes option pricing model with the following assumptions:

	2002	2001	2000
Risk-Free Interest Rate	4.5%	4.9%	6.8%
Average Life of Options (years)	5.4	5.4	5.4
Volatility	28.0%	27.0%	26.0%
Dividend Yield	1.6%	2.0%	2.0%

Note 12 — U.S. Food and Drug Administration Consent Decree

In November 1999, Abbott reached agreement with the U.S. government to have a consent decree entered to settle issues involving Abbott's diagnostics manufacturing operations in Lake County, Ill. The decree, which was amended in December 2000, requires Abbott to ensure its diagnostics manufacturing processes in Lake County conform with the U.S. Food and Drug Administration's (FDA) Quality System Regulation (QSR). The decree allows for the continued manufacture and distribution of medically necessary diagnostic products made in Lake County. However, Abbott is prohibited from manufacturing or distributing certain diagnostic products until Abbott ensures the processes in its Lake County diagnostics manufacturing operations conform with the QSR. The decree allows Abbott to export diagnostic products and components for sale and distribution outside the United States if they meet the export requirements of the Federal Food, Drug and Cosmetic Act. Under the terms of the amended consent decree, Abbott was to ensure its diagnostics manufacturing operations are in conformance with the QSR by January 15, 2001. The FDA performed an inspection of Abbott's Lake County, Ill. diagnostics manufacturing operations during the fourth quarter of 2001 and first quarter of 2002 to determine whether those operations are in conformity with the QSR. In May 2002, these operations were found not to be in conformity. Accordingly, Abbott was required to make additional payments to the government and continue its efforts to achieve full compliance. A pretax charge of $129 million related to this matter has been recorded in 2002. The FDA will determine Abbott's conformance with the QSR after a re-inspection of Abbott's facilities. If the FDA concludes that the operations are not in conformance with the QSR, Abbott may continue to be subject to additional costs and loss of revenue.

Note 13 — Debt and Lines of Credit
(dollars in thousands)

The following is a summary of long-term debt at December 31:

	2002	2001	2000
5.6% debentures, due 2003	$ —	$ 200,000	$ 200,000
5.125% debentures, due 2004	1,650,000	1,650,000	—
6.8% debentures, due 2005	150,000	150,000	150,000
5.625% debentures, due 2006	1,600,000	1,600,000	—
6.4% debentures, due 2006	250,000	250,000	250,000
6.0% debentures, due 2008	200,000	200,000	200,000
5.4% debentures, due 2008	200,000	200,000	200,000
Other, including the fair market value of interest rate hedge contracts designated as fair value hedges	223,973	85,493	76,368
Total, net of current maturities	4,273,973	4,335,493	1,076,368
Current maturities of long-term debt	221,111	2,379	250,172
Total carrying amount	$4,495,084	$4,337,872	$1,326,540

Principal payments required on long-term debt outstanding at December 31, 2002, are $221,111 in 2003, $1,652,797 in 2004, $152,023 in 2005, $1,852,673 in 2006, $486 in 2007 and $455,797 thereafter.

At December 31, 2002, Abbott had $3,000,000 of unused lines of credit, which support commercial paper borrowing arrangements. Related compensating balances, which are subject to withdrawal by Abbott at its option, and commitment fees are not material. In addition, Abbott has a yen denominated credit facility that expires in March 2003. Borrowings under this facility were approximately $280,000 at December 31, 2002. Abbott's weighted average interest rate on short-term borrowings was 1.1%, 1.9%, and 5.9% at December 31, 2002, 2001, and 2000, respectively.

Notes to Consolidated Financial Statements

Note 14 — Business Combinations and Technology Acquisition

In the second quarter 2002, Abbott acquired the cardiovascular stent business of Biocompatibles International plc and certain cardiovascular stent technology rights from Medtronic, Inc. In addition, Abbott acquired an additional 28.8 percent of the issued common shares of Hokuriku Seiyaku Co., Ltd., resulting in Abbott owning substantially all of the common shares of Hokuriku Seiyaku Co., Ltd. The aggregate cash purchase price ($586 million) of these strategic business and technology acquisitions resulted in a pretax charge for acquired in-process research and development of approximately $108 million, intangible assets of approximately $145 million and non-tax deductible goodwill of approximately $257 million. Acquired intangible assets, primarily product technology, will be amortized over 4 to 13 years (average of approximately 8 years). Had these acquisitions taken place on January 1 of the previous year, consolidated sales and income would not have been significantly different from reported amounts.

On March 2, 2001, Abbott acquired, for cash, the pharmaceutical business of BASF, which included the global operations of Knoll Pharmaceuticals, for approximately $7.2 billion. This acquisition was financed primarily with short- and long-term borrowings. The acquisition is accounted for under the purchase method of accounting. The allocation of the acquisition cost is as follows *(in billions of dollars)*:

Acquired intangible assets, primarily product rights for marketed products	$ 3.5
Goodwill	2.4
Acquired in-process research and development	1.2
Deferred income taxes resulting primarily from nondeductible intangibles	(0.4)
Acquired net tangible assets	0.5
Total allocation of acquisition cost	$ 7.2

The acquisition cost has been allocated to intangible assets, goodwill, acquired in-process research and development, and net tangible assets based on an independent appraisal of fair values. Product rights for marketed products are amortized on a straight-line basis over 10 to 16 years (average 13 years), and goodwill was amortized in 2001 on a straight-line basis over 20 years. Acquired in-process research and development was charged to expense in 2001. The net tangible assets acquired consist primarily of property and equipment of approximately $630 million, trade accounts receivable of approximately $402 million, and inventories of approximately $275 million, net of assumed liabilities, primarily trade accounts payable and other liabilities.

Prior to the date of acquisition, Abbott began to plan for the integration and restructuring of the business. In 2001 and 2002, Abbott formally approved several restructuring plans and certain costs of implementing formally approved plans have been included in the reported amount of goodwill above.

The following unaudited pro forma financial information reflects the consolidated results of operations of Abbott as if the acquisition of the pharmaceutical business of BASF had taken place on January 1, 2000. The pro forma information includes primarily adjustments for acquired in-process research and development, amortization of product rights for marketed products, interest expense for estimated acquisition debt, and amortization of goodwill. The pro forma financial information is not necessarily indicative of the results of operations as it would have been had the transaction been effected on the assumed date.

(in billions except per share amounts)	2001 Pro Forma	2000 Pro Forma
Net sales	$16.7	$16.1
Net income	2.3	2.5
Diluted earnings per common share	1.46	1.62

In 2001, Abbott acquired, for cash, all of the outstanding common stock of Vysis, Inc., a leading genomic disease management company. Of the cash acquisition cost of approximately $362 million, $162 million was allocated to developed technology, which is amortized over 15 years, and $143 million was charged against earnings in 2001 for acquired in-process research and development. The remaining acquisition cost was allocated to net tangible assets and goodwill. Had this acquisition taken place on January 1 of the previous year, consolidated sales and income would not have been significantly different from reported amounts.

Notes to Consolidated Financial Statements

Note 15 — Goodwill and Intangible Assets

(dollars in millions except per share amounts)

Effective with the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002, goodwill is no longer subject to amortization over its estimated useful life. Goodwill is subject to at least an annual assessment of impairment by applying a fair-value-based test. Abbott completed its initial assessment of goodwill impairment in the second quarter 2002, and its annual assessment in the third quarter 2002, which resulted in no impairment charges. Abbott assesses goodwill impairment in the third quarter of each year.

In 2002, Abbott recorded goodwill of $59 relating to restructuring charges associated with the acquisition of the pharmaceutical business of BASF, $257 relating to the acquisitions of Biocompatibles International plc and Hokuriku Seiyaku Co., Ltd. and the translation of foreign currency denominated goodwill. There were no reductions of goodwill in 2002 relating to impairments or disposal of all or a portion of a business.

The following transitional pro forma financial information reflects net income and diluted earnings per share as if goodwill and certain intangibles were not subject to amortization for the twelve months ended December 31, 2001 and 2000.

Year Ended December 31	2001		2000	
	Net Income	Earnings per share	Net Income	Earnings per share
Amounts as reported	$1,550	$0.99	$2,786	$1.78
Amortization, net of income taxes	106	0.07	30	0.02
Total	$1,656	$1.06	$2,816	$1.80

The gross amount and accumulated amortization of amortizable intangible assets as of December 31 is as follows:

	2002		2001		2000	
	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Product Rights and Technology	$4,309	$681	$4,167	$352	$703	$100
Patient Base and Other	195	52	192	38	185	31
Total	$4,504	$733	$4,359	$390	$888	$131

The estimated annual amortization expense for intangible assets is $346 in 2003, $345 in 2004, $341 in 2005, $335 in 2006, and $331 in 2007. Intangible assets are amortized on a straight-line basis over 5 to 20 years (average 13 years). The net amount of intangible assets with indefinite lives, primarily registered tradenames, not subject to amortization is $148 at December 31, 2002 and 2001 and $135 at December 31, 2000.

Notes to Consolidated Financial Statements

Note 16 — Equity Method Investments
(dollars in millions)

Abbott's 50 percent owned joint venture, TAP Pharmaceutical Products Inc. (TAP), is accounted for under the equity method of accounting. The investment in TAP was $370, $392, and $491 at December 31, 2002, 2001, and 2000, respectively. Dividends received from TAP were $695, $433, and $511 in 2002, 2001, and 2000, respectively. Abbott's income from the TAP joint venture is recognized net of consolidating adjustments. In addition, Abbott performs certain administrative, selling and manufacturing services for TAP at negotiated rates that approximate fair market value for the services performed. Summarized financial information for TAP is as follows:

Year Ended December 31	2002	2001	2000
Net sales	$4,037.4	$3,787.2	$3,538.9
Cost of sales	884.1	938.6	881.5
Income before taxes	2,081.4	1,204.1	1,445.5
Net income	1,333.5	669.9	925.4

December 31	2002	2001	2000
Current assets	$1,176.8	$1,191.2	$1,675.8
Total assets	1,580.3	1,568.3	2,019.4
Current liabilities	791.6	713.1	1,022.6
Total liabilities	839.8	804.7	1,030.7

Undistributed earnings of investments accounted for under the equity method amounted to $339 as of December 31, 2002.

Note 17 — Stock Purchase Rights

Common shares outstanding are subject to stock purchase rights. The rights are exercisable only if a person or group acquires ten percent or more of Abbott common shares or announces a tender or exchange offer which would result in ownership of ten percent or more of Abbott common shares. Following the acquisition of ten percent or more of Abbott's common shares, the holders of the rights, other than the acquiring person or group, may purchase Abbott common shares at half price. In the event of a merger or other acquisition of Abbott, the holders of the rights, other than the acquiring person or group, may purchase shares of the acquiring entity at half price. The rights were not exercisable at December 31, 2002.

Note 18 — Quarterly Results (Unaudited)
(dollars in millions except per share data)

	2002	2001	2000
First Quarter			
Net Sales	$4,189.3	$3,559.9	$3,353.2
Gross Profit	2,293.2	1,916.6	1,856.7
Net Earnings (Loss) (a)	854.3	(223.6)	693.0
Basic Earnings (Loss) Per Common Share (a)	.55	(.14)	.45
Diluted Earnings (Loss) Per Common Share (a)	.54	(.14)	.44
Market Price Per Share—High	58.00	50.55	36.50
Market Price Per Share—Low	51.40	42.00	29.38
Second Quarter			
Net Sales	$4,314.9	$4,099.1	$3,370.2
Gross Profit	2,148.3	2,116.1	1,839.9
Net Earnings	592.3	529.0	685.2
Basic Earnings Per Common Share	.38	.34	.44
Diluted Earnings Per Common Share	.38	.34	.44
Market Price Per Share—High	55.23	54.00	44.69
Market Price Per Share—Low	35.25	43.43	35.38
Third Quarter			
Net Sales	$4,341.2	$4,181.2	$3,317.9
Gross Profit	2,273.7	2,140.3	1,802.4
Net Earnings	720.1	631.4	654.4
Basic Earnings Per Common Share	.46	.41	.42
Diluted Earnings Per Common Share	.46	.40	.42
Market Price Per Share—High	43.85	53.82	49.00
Market Price Per Share—Low	29.80	46.35	39.31
Fourth Quarter			
Net Sales	$4,839.3	$4,445.1	$3,704.6
Gross Profit	2,463.2	2,364.0	2,008.3
Net Earnings	627.0	613.6	753.4
Basic Earnings Per Common Share	.40	.39	.49
Diluted Earnings Per Common Share	.40	.39	.48
Market Price Per Share—High	46.08	57.17	56.25
Market Price Per Share—Low	36.26	50.40	45.44

(a) First-quarter 2001 included a pretax charge for acquired in-process research and development of $1,015 related to the acquisition of the pharmaceutical business of BASF.

Reports of Independent Public Accountants and Management

Reports of Independent Public Accountants

To the Board of Directors and Shareholders of Abbott Laboratories:

We have audited the accompanying consolidated balance sheet of Abbott Laboratories and subsidiaries (the Company) as of December 31, 2002, and the related consolidated statements of earnings and comprehensive income, shareholders' investment, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of the Company as of and for the years ended December 31, 2001 and 2000, prior to the addition of transitional disclosures discussed in Note 15, were audited by other auditors who have ceased operations. Those auditors expressed in their report dated January 15, 2002 an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Abbott Laboratories and subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 15, effective January 1, 2002, the Company changed its method of accounting for goodwill and intangible assets upon adoption of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets."

As discussed above, the consolidated financial statements of the Company as of and for the years ended December 31, 2001 and 2000 were audited by other auditors who have ceased operations. As described in Note 15, these consolidated financial statements have been revised to include the transitional disclosures required by SFAS No. 142, "Goodwill and Other Intangible Assets." We audited the transitional disclosures in Note 15. In our opinion, the transitional disclosures for 2001 and 2000 in Note 15 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 or 2000 consolidated financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 or 2000 consolidated financial statements taken as a whole.

DELOITTE & TOUCHE LLP
Chicago, Illinois
January 15, 2003

To the Shareholders of Abbott Laboratories:

We have audited the accompanying consolidated balance sheet of Abbott Laboratories (an Illinois corporation) and Subsidiaries as of December 31, 2001, 2000, and 1999, and the related consolidated statement of earnings and comprehensive income, shareholders' investment, and cash flows for the years then ended. These financial statements are the responsibility of Abbott's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Abbott Laboratories and Subsidiaries as of December 31, 2001, 2000, and 1999, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP (1)
Chicago, Illinois
January 15, 2002

(1) This report is a copy of the previously issued report covering 2001, 2000 and 1999. The predecessor auditors have not reissued their report.

Management Report on Financial Statements

Management has prepared, and is responsible for, Abbott's consolidated financial statements and related notes. They have been prepared in accordance with generally accepted accounting principles and necessarily include amounts based on judgments and estimates by management. All financial information in this annual report is consistent with the consolidated financial statements.

Abbott maintains internal accounting control systems and related policies and procedures designed to provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with management's authorization and properly recorded, and that accounting records may be relied upon for the preparation of consolidated financial statements and other financial information. The design, monitoring and revision of internal accounting control systems involve, among other things, management's judgment with respect to the relative cost and expected benefits of specific control measures. Abbott also maintains an internal auditing function that evaluates and formally reports on the adequacy and effectiveness of internal accounting controls, policies and procedures.

Abbott's consolidated financial statements have been audited by independent public accountants who have expressed their opinions with respect to the fairness of these statements.

Miles D. White
Chairman of the Board and Chief Executive Officer

Thomas C. Freyman
Senior Vice President, Finance and Chief Financial Officer

Greg W. Linder
Vice President and Controller

Financial Instruments and Risk Management

Interest Rate Sensitive Financial Instruments

At December 31, 2002 and 2001, Abbott had interest rate hedge contracts totaling $2.450 billion to manage its exposure to changes in the fair value of $2.450 billion of long-term debt due in July 2004 and 2006. Abbott does not use derivative financial instruments, such as interest rate swaps, to manage its exposure to changes in interest rates for its investment securities. As of December 31, 2002, and 2001, Abbott had $1.6 billion and $2.9 billion, respectively, of domestic commercial paper outstanding with an average interest rate of 1.3% and 1.8%, respectively, and with an average remaining life of 24 days and 14 days, respectively. The fair market value of long-term debt at December 31, 2002, and 2001, amounted to $4.6 billion and $4.5 billion, respectively, and consisted primarily of fixed-rate (average of 5.5%) debt with maturities through 2023. As of December 31, 2002, and 2001, the fair market value of current and long-term investment securities maturing through 2023 amounted to $283 million and $345 million, respectively. Approximately 7 percent and 13 percent of these investments as of December 31, 2002, and 2001, respectively, have fixed interest rates (average of 8.5% and 7.4%, respectively), while the remaining investments have variable rates. A hypothetical 100-basis point change in the interest rates would not have a material effect on cash flows, income or market values. (A 100-basis point change is a reasonably possible near-term change in rates.)

Market Price Sensitive Financial Instruments

Abbott maintains a portfolio of available-for-sale equity securities from strategic technology acquisitions. The market value of these investments was approximately $175 million and $262 million, respectively, as of December 31, 2002, and 2001. A hypothetical 20 percent decrease in the share prices of these investments would decrease the fair value at December 31, 2002 by approximately $35 million. (A 20 percent decrease is a reasonably possible near-term change in share prices.)

Non-Publicly-Traded Equity Securities

Abbott maintains a portfolio of equity securities from strategic technology acquisitions that are not traded on public stock exchanges. The carrying value of these investments was approximately $48 million and $81 million, respectively, as of December 31, 2002, and 2001. Abbott monitors these investments for other than temporary declines in market value, and charges impairment losses to income when an other than temporary decline in estimated value occurs.

Foreign Currency Sensitive Financial Instruments

Abbott enters into foreign currency forward exchange contracts to manage its exposure to foreign currency denominated intercompany loans and trade payables and third-party trade payables and receivables. The contracts are marked-to-market, and resulting gains or losses are reflected in income and are generally offset by losses or gains on the foreign currency exposure being managed. At December 31, 2002, and 2001, Abbott held $1.9 billion and $3.1 billion, respectively, of such contracts, which all mature in the next calendar year.

In addition, certain Abbott foreign subsidiaries enter into foreign currency forward exchange contracts to manage exposures to changes in foreign exchange rates for anticipated intercompany purchases by those subsidiaries whose functional currencies are not the U.S. dollar. These contracts are designated as cash flow hedges of the variability of the cash flows due to changes in the foreign exchange rates and are marked-to-market with the resulting gains or losses reflected in accumulated other comprehensive loss. Gains or losses will be included in cost of sales at the time the products are sold, generally within the next calendar year. At December 31, 2002, and 2001, Abbott held $857 million and $571 million, respectively, of such contracts, which all mature in the next calendar year.

The following table reflects the total foreign currency forward contracts outstanding at December 31, 2002, and 2001:

	2002			2001		
(dollars in millions)	Contract Amount	Average Exchange Rate	Fair and Carrying Value	Contract Amount	Average Exchange Rate	Fair and Carrying Value
Receive primarily U.S. Dollars in exchange for the following currencies:						
Euro	$1,148	0.99	$ (8.5)	$2,381	0.91	$(21.9)
British Pound	511	0.65	(4.4)	752	0.71	(4.5)
Japanese Yen	288	121.1	1.0	208	120.4	2.8
Canadian Dollar	251	0.64	0.6	75	0.63	(0.2)
All other currencies	539	N/A	(6.5)	277	N/A	1.1
Total	$2,737		$(17.8)	$3,693		$(22.7)

Financial Review

Critical Accounting Policies

Litigation — Abbott accounts for litigation losses in accordance with Statement of Financial Accounting Standards (SFAS) No. 5, "Accounting for Contingencies." Under SFAS No. 5, loss contingency provisions are recorded for probable losses at management's best estimate of a loss, or when a best estimate cannot be made, a minimum loss contingency amount is recorded. These estimates are often initially developed substantially earlier than the ultimate loss is known, and the estimates are refined each accounting period, as additional information is known. Accordingly, Abbott is often initially unable to develop a best estimate of loss, and therefore the minimum amount, which could be zero, is recorded. As information becomes known, either the minimum loss amount is increased, resulting in additional loss provisions, or a best estimate can be made, also resulting in additional loss provisions. Occasionally, a best estimate amount is changed to a lower amount when events result in an expectation of a more favorable outcome than previously expected. As noted below, Abbott is unable to estimate a loss, if any, for the industry-wide enteral nutritional business investigation.

Sales Rebates — A large part of Abbott's domestic businesses sell products to distributors who resell the products to the end customers. Abbott must provide rebates to members of buying groups who purchase from Abbott's distributors, to distributors that sell to their customers at prices determined under a contract between Abbott and the customer, or to state agencies, which administer various programs such as the federal Medicaid and Medicare programs and the Special Supplemental Food Program for Women, Infants, and Children. Rebate amounts are usually based upon the volume of purchases or by reference to a specific price for a product. Therefore, Abbott estimates the amount of the rebate that will be paid, and records the liability as a reduction of revenue when Abbott records its sale of the product. Settlement of the rebate generally occurs from three to 24 months after sale. Abbott regularly analyzes the historical rebate trends and makes adjustments to recorded reserves for changes in trends and terms of rebate programs.

Income Taxes — Abbott operates in numerous countries where its income tax returns are subject to audits and adjustments. Because Abbott operates globally, the nature of the audit items are often very complex, and the objectives of the government auditors can result in a tax on the same income in more than one country. The company employs internal and external tax professionals to minimize audit adjustment amounts where possible. As part of Abbott's calculation of the provision for taxes on earnings, Abbott records the amount that it expects to incur as a result of audits. In the United States, the Internal Revenue Service is currently auditing Abbott's U.S. income tax returns for the years 1993 through 1995.

Pension and Post-Employment Benefits — Abbott offers pension benefits and post-employment health care to many of its employees. Abbott engages outside actuaries to calculate its obligations under these programs. With the assistance of outside actuaries, Abbott must develop long-term assumptions, the most significant of which are the healthcare cost trend rate, discount rate and the expected return on plan assets. Differences between the expected return on plan assets and the actual return are amortized over a five-year period. A difference between the assumed rates and the actual rates, which will not be known for decades, can be significant in relation to the obligation and the annual expense recorded for these programs. Note 5 to the consolidated financial statements describes the impact of a one-percentage point change in the health care cost trend rate; however, there can be no certainty that a change would be limited to only one percentage point. In 2002, Abbott recorded minimum pension liability adjustments of $343 million because the accumulated benefit obligations for certain domestic and international defined benefit plans exceeded the market value of the plans' assets. This resulted in a charge to accumulated other comprehensive loss of $203 million, net of taxes. The discount rate used in 2002 for determining the accumulated benefit obligations was 6.75%. A one-percentage point reduction in the discount rate would result in an increase in the minimum pension liability adjustments of approximately $368 million.

Valuation of Intangible Assets — Abbott has acquired and continues to acquire significant intangible assets that Abbott values and records. Those assets which do not yet have regulatory approval and for which there are no alternative uses are expensed as acquired in-process research and development, and those that have regulatory approval are capitalized. Generally, transactions involving the purchase or sale of intangible assets occur with some frequency between companies in the health care field, and valuations are usually based on a discounted cash flow analysis. Abbott uses a discounted cash flow model to value intangible assets acquired and for the assessment of impairment. The discounted cash flow model requires assumptions about the timing and amount of future cash inflows and outflows, risk, the cost of capital, and terminal values. Each of these factors can significantly affect the value of the intangible asset. Abbott engages independent valuation experts who review Abbott's critical assumptions for significant acquisitions of intangibles. Abbott reviews intangible assets for impairment each quarter using an undiscounted net cash flows approach. If the undiscounted cash flows of an intangible asset are less than the carrying value of an intangible asset, the intangible asset is written down to the discounted cash flow value. Where cash flows cannot be identified for an individual asset, the review is applied at the lowest group level for which cash flows are identifiable. Goodwill is reviewed for impairment annually or when an event that could result in an impairment to goodwill occurs.

Financial Review

Results of Operations

Sales

The following table details the components of sales growth by segment for the last three years:

Total Net Sales	Total % Change	Price	Volume	Exchange
		Components of Change %		
2002 vs. 2001	8.6	1.0	8.2	(0.6)
2001 vs. 2000	18.5	0.7	20.1	(2.3)
2000 vs. 1999	4.3	(0.3)	6.6	(2.0)
Total U.S.				
2002 vs. 2001	7.4	1.0	6.4	—
2001 vs. 2000	17.2	0.7	16.5	—
2000 vs. 1999	6.1	(0.7)	6.8	—
Total International				
2002 vs. 2001	10.6	1.0	11.1	(1.5)
2001 vs. 2000	20.7	0.6	26.1	(6.0)
2000 vs. 1999	1.5	0.4	6.3	(5.2)
Pharmaceutical Products Segment				
2002 vs. 2001	13.5	4.7	8.8	—
2001 vs. 2000 (a)	45.7	2.8	42.9	—
2000 vs. 1999	7.6	(2.5)	10.1	—
Diagnostic Products Segment				
2002 vs. 2001	(1.1)	(0.1)	(0.6)	(0.4)
2001 vs. 2000	0.2	(0.2)	4.2	(3.8)
2000 vs. 1999	(2.9)	—	0.7	(3.6)
Hospital Products Segment				
2002 vs. 2001	7.2	(0.6)	7.8	—
2001 vs. 2000	10.8	(1.2)	12.0	—
2000 vs. 1999	11.5	(1.7)	13.2	—
Ross Products Segment				
2002 vs. 2001	—	(2.2)	2.2	—
2001 vs. 2000	2.6	2.1	0.5	—
2000 vs. 1999	4.0	1.6	2.4	—
International Segment				
2002 vs. 2001	14.0	1.3	14.6	(1.9)
2001 vs. 2000 (a)	33.6	0.4	39.2	(6.0)
2000 vs. 1999	3.2	0.9	7.1	(4.8)

(a) In 2001, Pharmaceutical and International segment sales were favorably impacted compared to 2000 by the acquisition of the pharmaceutical business of BASF.

A comparison of the product group sales by segment is as follows *(dollars in millions)*:

	2002	Percent Change	2001	Percent Change	2000	Percent Change
Pharmaceutical Products —						
Neuroscience	$ 861	(1)	$ 869	12	$ 776	14
Anti-Infectives	805	4	777	(14)	904	3
Diabetes/Metabolism	564	7	529	N/A	—	N/A
Cardiology/Urology	473	52	310	105	151	103
Anti-Viral	380	27	298	109	143	45
Diagnostic Products —						
Immunochemistry	2,030	(2)	2,068	(3)	2,132	(7)
Glucose	494	8	455	5	435	16
Hematology	212	(4)	220	3	213	4
Hospital Products —						
Anesthesia	428	6	403	9	369	26
Renal Care	364	19	305	25	244	29
Acute Care Injectibles	466	4	448	12	401	—
Infusion Therapy	428	6	403	9	371	—
Vascular Pharma and Devices	205	33	154	34	114	8
Ross Products —						
Pediatric Nutritionals	1,003	(4)	1,041	—	1,042	7
Adult Nutritionals	838	1	833	4	802	2
International —						
Other Pharmaceuticals	2,287	31	1,742	152	692	5
Anti-Infectives	696	(2)	708	(8)	770	(6)
Hospital Products	785	3	759	(2)	775	4
Pediatric Nutritionals	486	1	480	9	443	8
Adult Nutritionals	528	4	508	—	507	7

Sales of new products in 2002 are estimated to be $531 million, led by the Ross Products and International segments. In 2001, the acquisition of the pharmaceutical business of BASF favorably impacted the Diabetes/Metabolism and Cardiology/Urology product sales of the Pharmaceutical Products segment and the Other Pharmaceuticals product sales of the International segment. Abbott has periodically sold product rights to non-strategic products and has recorded the related gains in net sales in accordance with Abbott's revenue recognition policies as discussed in Note 1. Gains recorded in net sales were $164 million in 2002, $44 million in 2001 and $98 million in 2000.

Financial Review

On December 31, 2002, the FDA approved *Humira* for the treatment of rheumatoid arthritis. Worldwide sales of *Humira* are forecasted to be more than $150 million in 2003. The expiration of patent protection can affect the future revenues and operating income of Abbott. Significant patent expirations and activities in the next three years are as follows. The original U.S. compound patent on clarithromycin expires in 2005. Approximately 50% of the U.S. sales of clarithromycin in 2002 were made under a form covered by patents that expire later than 2005. U.S. sales of clarithromycin were $487 million in 2002. Abbott markets *TriCor* in the U.S. under a license agreement. Patents covering *TriCor* are being challenged by competitors. Abbott is vigorously defending the patents. U.S. sales of *TriCor* were $403 million in 2002. An NDA for *Synthroid*, which is not protected by a patent, was approved by the FDA in 2002. The FDA is studying the conditions under which competitors may rely on Abbott's NDA to market a competitive product. U.S. sales of *Synthroid* were $489 million in 2002.

Operating Earnings

Gross profit margins (sales less cost of products sold, including distribution expenses) were 51.9 percent of net sales in 2002, 52.4 percent in 2001 and 54.6 percent in 2000. The gross profit margin for 2002 was negatively impacted by the FDA consent decree charge, restructuring charges, both as discussed below, and unfavorable product mix, partially offset by absence of goodwill amortization in 2002. The decrease in the gross profit margin in 2001 was due primarily to increased goodwill and intangibles amortization and integration charges as a result of the acquisition of the pharmaceutical business of BASF. Gross profit margins in all years were also affected by productivity improvements, higher project expenses for new products, higher manufacturing capacity costs for anticipated unit growth, and the effects of inflation and competitive pricing pressures.

In the U.S., states receive price rebates from manufacturers of infant formula under the federally subsidized Special Supplemental Food Program for Women, Infants, and Children. There are also rebate programs for pharmaceutical products. These rebate programs continue to have a negative effect on the gross profit margins of the Ross and Pharmaceutical Products segments. In addition, the gross profit margins for the Ross segment were negatively impacted due to pricing pressure and unfavorable product mix. The gross profit margins for the Pharmaceutical Products segment were unfavorably impacted in 2002 by unfavorable product mix and favorably impacted in 2001 by favorable product mix. The gross profit margins for the Diagnostic Products segment were negatively impacted by the effect of the consent decree for all three years, as discussed below.

In November 1999, Abbott reached agreement with the U.S. government to have a consent decree entered to settle issues involving Abbott's diagnostics manufacturing operations in Lake County, Ill. The decree, which was amended in December 2000, requires Abbott to ensure its diagnostics manufacturing processes in Lake County conform with the U.S. Food and Drug Administration's (FDA) Quality System Regulation (QSR). The decree allows for the continued manufacture and distribution of medically necessary diagnostic products made in Lake County. However, Abbott is prohibited from manufacturing or distributing certain diagnostic products until Abbott ensures the processes in its Lake County diagnostics manufacturing operations conform with the QSR. The decree allows Abbott to export diagnostic products and components for sale and distribution outside the United States if they meet the export requirements of the Federal Food, Drug and Cosmetic Act. Under the terms of the amended consent decree, Abbott was to ensure its diagnostics manufacturing operations are in conformance with the QSR by January 15, 2001. The FDA performed an inspection of Abbott's Lake County, Ill. diagnostics manufacturing operations during the fourth quarter of 2001 and first quarter of 2002 to determine whether those operations are in conformity with the QSR. In May 2002, these operations were found not to be in conformity. Accordingly, Abbott was required to make additional payments to the government and continue its efforts to achieve full compliance. A pretax charge of $129 million, or 6 cents per share, related to this matter was recorded in cost of products sold in 2002. The FDA will determine Abbott's conformance with the QSR after a re-inspection of Abbott's facilities. If the FDA concludes that the operations are not in conformance with the QSR, Abbott may continue to be subject to additional costs and loss of revenue. The consent decree affects the sales and margin of the Immunochemistry products of the Diagnostic Products segment.

Research and development expense was $1.6 billion in 2002 and 2001, and $1.4 billion in 2000, and represented 8.8 percent of net sales in 2002, compared to 9.7 percent of net sales in 2001, and 9.8 percent of net sales in 2000. The decline in research and development as a percentage of sales in 2002 was due, in part, to the decline in spending on Phase III clinical trials in 2002. Research and development expenditures continue to be concentrated on pharmaceutical and diagnostic products.

Financial Review

Selling, general and administrative expenses increased 6.5 percent in 2002, net of the favorable effect of the relatively stronger U.S. dollar of 0.9 percent, compared to increases of 29.0 percent in 2001, and 1.3 percent in 2000. The increases in selling, general and administration in 2002 and 2001 were due, in part, to the acquisition of the pharmaceutical business of BASF in 2001 and for 2002 as the result of restructuring charges. The increases, net of exchange, in all three years also reflect inflation and additional selling and marketing support primarily in the International, Pharmaceutical and Hospital segments. In 2003, the Pharmaceutical Products and International segments will incur additional selling and administrative expenses to launch *Humira*.

The U.S. Attorney's office in the Southern District of Illinois is conducting an industry-wide investigation of the enteral nutritional business, including Abbott's Ross division. Abbott is cooperating with the investigation and is responding to the subpoenas that have been issued. The investigation is both civil and criminal in nature. While it is not feasible to predict the outcome of this investigation with certainty, an adverse outcome in this investigation could have a material adverse effect on Abbott's cash flows and results of operations for a particular year, but should not have a material adverse effect on Abbott's financial position.

Abbott's income from TAP Pharmaceutical Products Inc. (TAP) joint venture was adversely affected in 2001 as a result of the settlement of the U.S. government's investigation of TAP's marketing of *Lupron*, as discussed in Note 9.

Other (Income) Expense, net

Other (income) expense, net for 2002, 2001, and 2000 includes charges of $211 million, $99 million and $76 million, respectively, as a result of other than temporary declines in the market values of certain equity securities.

Net Interest Expense

Net interest expense decreased in 2002 due to a lower level of borrowings and lower interest rates. Net interest expense increased in 2001 primarily due to a higher level of borrowings as a result of the acquisition of the pharmaceutical business of BASF.

Taxes on Earnings

The effective income tax rates were 24.0 percent in 2002, 17.7 percent in 2001 and 27.0 percent in 2000. The 2001 tax rate is lower than the 2002 and 2000 tax rates due primarily to the effect of the benefit of tax exemptions in several taxing jurisdictions in relation to Abbott's decreased pretax income in 2001 compared to 2002 and 2000. Excluding the effects of the acquisitions of the pharmaceutical business of BASF and of Vysis, Inc., the effective tax rate for 2001 would have been approximately 26 percent. The 2002 tax rate is lower than the 2001 tax rate, excluding the effects of the acquisitions, due in part to the domestic dividend exclusion applicable to the increased earnings of TAP Pharmaceutical Products Inc.

Earnings

Abbott recorded certain nonrecurring charges to earnings in 2002 primarily related to the FDA consent decree, other than temporary declines in the market value of equity securities, restructuring charges and acquisitions; and in 2001 primarily related to the acquisition of the pharmaceutical business of BASF and other items. Management excludes these impacts when analyzing performance so as to better identify ongoing business performance. Management's analysis of these nonrecurring items compared to reported net income and diluted earnings per share in accordance with generally accepted accounting principles (GAAP) is as follows:

(in millions except per share amounts)	Amount	
Description	2002	2001
Acquired in-process research and development	$ 108	$1,330
TAP Pharmaceutical Products Inc. joint venture income adjustment relating to *Lupron* marketing settlements	—	289
U.S. FDA consent decree charge	129	—
Restructuring charges	174	—
Acquisition related charges other than acquired in-process research and development	—	262
Other than temporary declines in market value of equity securities and other charges	211	102
Total pretax nonrecurring charges	622	1,983
Taxes on nonrecurring charges	173	590
Net income effect of nonrecurring charges	449	1,393
Net income as reported (GAAP)	2,794	1,550
Net income excluding nonrecurring charges	$3,243	$2,943
Diluted earnings per share effect of nonrecurring charges	$ 0.28	$ 0.89
Diluted earnings per share as reported (GAAP)	1.78	0.99
Diluted earnings per share excluding nonrecurring charges	$ 2.06	$ 1.88

Financial Review

Financial Condition

Cash Flow

Abbott expects annual cash flow from operating activities to continue to approximate or exceed Abbott's capital expenditures and cash dividends. In 2002, $106 million was funded to the main domestic pension plan and in 2003 contributions are expected to be $200 million. In addition, $221 million of long-term debt is due to be paid in 2003. Abbott will fund these payments out of operating cash flow. Abbott expects pension funding for its main domestic plan for 2004 and beyond to be between $200 million and $400 million annually.

Abbott has no material exposures to off-balance sheet arrangements; no special purpose entities; nor activities that include non-exchange-traded contracts accounted for at fair value.

Debt and Capital

At December 31, 2002, Abbott's bond ratings were AA by Standard & Poor's Corporation and Aa3 by Moody's Investors Service. Abbott has readily available financial resources, including unused lines of credit of $3.0 billion, which support commercial paper borrowing arrangements.

Under a registration statement filed with the Securities and Exchange Commission, Abbott issued $3.250 billion of long-term debt securities in 2001. Proceeds from this issuance were used to reduce short-term commercial paper borrowings, which were primarily used to finance the acquisition of the pharmaceutical business of BASF. Under the registration statement, Abbott may issue $250 million in the future in the form of debt securities or common shares without par value.

In June 2000, the Board of Directors authorized the purchase of 25 million shares of Abbott's common stock. In 2000 and 2001, Abbott purchased 10.6 million shares from this authorization for $482 million. Common stock purchases were temporarily suspended in January 2001, following Abbott's announced acquisition of the pharmaceutical business of BASF. In 2003, Abbott announced that it plans to purchase the remaining 14.4 million shares from time to time on the open market beginning in 2003.

Working Capital

At December 31, 2002, 2001, and 2000, working capital was $2.1 billion, $492 million, and $3.1 billion, respectively. The increase in working capital in 2002 was primarily due to operating cash flows used to decrease short-term commercial paper borrowings.

Capital Expenditures

Capital expenditures of $1.3 billion in 2002, $1.2 billion in 2001, and $1.0 billion in 2000 were principally for upgrading and expanding manufacturing, research and development, and administrative support facilities in all segments, and for laboratory instruments and hospital equipment placed with customers. This level of capital expenditures is expected to continue, with an increased proportion dedicated to the International and Pharmaceutical segments.

Business Combinations, Technology Acquisition and Divestiture

In the second quarter 2002, Abbott acquired the cardiovascular stent business of Biocompatibles International plc and certain cardiovascular stent technology rights from Medtronic, Inc. In addition, Abbott acquired an additional 28.8 percent of the issued common shares of Hokuriku Seiyaku Co., Ltd., resulting in Abbott owning substantially all of the common shares of Hokuriku Seiyaku Co., Ltd. The aggregate cash purchase price ($586 million) of these strategic business and technology acquisitions resulted in a pretax charge for acquired in-process research and development of approximately $108 million, intangible assets of approximately $145 million and non-tax deductible goodwill of approximately $257 million. Acquired intangible assets, primarily product technology, will be amortized over 4 to 13 years (average of approximately 8 years). Had these acquisitions taken place on January 1 of the previous year, consolidated sales and income would not have been significantly different from reported amounts.

On March 2, 2001, Abbott acquired, for cash, the pharmaceutical business of BASF, which included the global operations of Knoll Pharmaceuticals, for approximately $7.2 billion. This acquisition was financed primarily with short- and long-term borrowings. The acquisition is accounted for under the purchase method of accounting. The allocation of the acquisition cost is as follows *(in billions of dollars)*:

Acquired intangible assets, primarily product rights for marketed products	$ 3.5
Goodwill	2.4
Acquired in-process research and development	1.2
Deferred income taxes resulting primarily from nondeductible intangibles	(0.4)
Acquired net tangible assets	0.5
Total allocation of acquisition cost	$ 7.2

Financial Review

The acquisition cost has been allocated to intangible assets, goodwill, acquired in-process research and development, and net tangible assets based on an independent appraisal of fair values. Product rights for marketed products are amortized on a straight-line basis over 10 to 16 years (average 13 years), and goodwill was amortized in 2001 on a straight-line basis over 20 years. Acquired in-process research and development was charged to expense in 2001. The net tangible assets acquired consist primarily of property and equipment of approximately $630 million, trade accounts receivable of approximately $402 million, and inventories of approximately $275 million, net of assumed liabilities, primarily trade accounts payable and other liabilities.

Prior to the date of acquisition, Abbott began to plan for the integration and restructuring of the business. In 2001 and 2002, Abbott formally approved several restructuring plans and certain costs of implementing formally approved plans have been included in the reported amount of goodwill above.

The following unaudited pro forma financial information reflects the consolidated results of operations of Abbott as if the acquisition of the pharmaceutical business of BASF had taken place on January 1, 2000. The pro forma information includes primarily adjustments for acquired in-process research and development, amortization of product rights for marketed products, interest expense for estimated acquisition debt, and amortization of goodwill. The pro forma financial information is not necessarily indicative of the results of operations as it would have been had the transaction been effected on the assumed date.

(in billions except per share amounts)	2001 Pro Forma	2000 Pro Forma
Net sales	$16.7	$16.1
Net income	2.3	2.5
Diluted earnings per common share	1.46	1.62

In 2001, Abbott acquired, for cash, all of the outstanding common stock of Vysis, Inc., a leading genomic disease management company. Of the cash acquisition cost of approximately $362 million, $162 million was allocated to developed technology, which is amortized over 15 years, and $143 million was charged against earnings in 2001 for acquired in-process research and development. The remaining acquisition cost was allocated to net tangible assets and goodwill. Had this acquisition taken place on January 1 of the previous year, consolidated sales and income would not have been significantly different from reported amounts.

In 2000, Abbott sold its agricultural products business, resulting in a $138.5 million gain.

Restructuring Plans
(in millions of dollars)

In October 2002, Abbott announced restructuring plans to align Abbott's global manufacturing operations with its scientific focus and to achieve greater operating efficiencies in its Diagnostics and International segments. In 2002, Abbott recorded a pretax charge against earnings of $174, reflecting the impairment of manufacturing facilities and other assets, and employee severance charges. Approximately $83 is classified as cost of products sold, $5 as research and development, and $86 as selling, general and administrative. The restructuring plans will result in the elimination of 2,600 positions offset, in part, by the addition of 500 positions. Approximately 1,400 employees have left Abbott as of December 31, 2002. Employee groups covered under the restructuring plans include manufacturing, research and development, and sales and administrative-related functions. Abbott expects the restructuring to yield after-tax annual savings of $80 to $100 upon full implementation of the plans. The following summarizes the restructuring activity:

	Employee-Related and Other	Asset Impairments	Total
2002 Restructuring charges	$141	$ 33	$174
2002 Payments and impairments	(37)	(33)	(70)
Accrued balance at December 31, 2002	$104	$ —	$104

Financial Review

In 2001 and 2002, Abbott implemented restructuring plans related to the operations of the acquired pharmaceutical business of BASF. In addition, Abbott announced in 2001 that it was closing one of its manufacturing operations and relocating production to other Abbott facilities. The following summarizes the restructuring activity:

	Employee-Related and Other	Asset Impairments	Total
2001 Restructuring charges	$ 195	$ 12	$ 207
2001 Payments and impairments	(106)	(12)	(118)
Accrued balance at December 31, 2001	89	—	89
2002 Restructuring charges	59	—	59
2002 Payments	(80)	—	(80)
Accrued balance at December 31, 2002	$ 68	$ —	$ 68

In 2002, the $59 restructuring charge has been recorded as goodwill associated with the acquisition of the pharmaceutical business of BASF. In 2001, of the total $207 restructuring charges, $156 has been recorded as goodwill associated with the acquisition of the pharmaceutical business of BASF. Of the amount expensed, approximately $36 is classified as cost of products sold, $2 as research and development, and $13 as selling, general and administrative. Employee-related costs are primarily severance pay, relocation of former BASF employees and outplacement services. Approved restructuring plans cover approximately 2,400 employees, of which approximately 2,000 have left Abbott as of December 31, 2002. Employee groups covered under the restructuring plan include manufacturing, research and development, and sales and administrative-related functions.

Recently Issued Accounting Standards

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations," which is effective for financial statements issued for fiscal years beginning after June 15, 2002. In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This Interpretation requires the recognition of certain guarantees as liabilities at fair market value and is effective for guarantees issued or modified after December 31, 2002. Adoption of the provisions of the Statement and Interpretation will not have a material effect on the financial statements of Abbott.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002 and will not have a material effect on the financial statements of Abbott. Abbott accounted for the 2002 restructuring plans in accordance with Emerging Issues Task Force (EITF) Issue No. 94-3 and, accordingly, charged to income in 2002 all appropriate exit costs for plans approved by management before December 31, 2002. Accounting for these restructuring plans under SFAS No. 146 would have resulted in some of the expenses that were recorded in 2002 being recorded in 2003. However, a significant amount of expenses would be charged against income in 2002 under either EITF No. 94-3 or SFAS No. 146.

Legislative Issues

Abbott's primary markets are highly competitive and subject to substantial government regulation. Abbott expects debate to continue at both the federal and state levels over the availability, method of delivery, and payment for health care products and services. If legislation is enacted, it could have the effect of reducing prices, or reducing the rate of price increases, for medical products and services. International operations are also subject to a significant degree of government regulation. It is not possible to predict the extent to which Abbott or the health care industry in general might be adversely affected by these factors in the future.

Private Securities Litigation Reform Act of 1995 — A Caution Concerning Forward-Looking Statements

Under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Abbott cautions investors that any forward-looking statements or projections made by Abbott, including those made in this document, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Economic, competitive, governmental, technological and other factors that may affect Abbott's operations are discussed in Exhibit 99.1 to the Annual Report on Form 10-K.

Summary of Selected Financial Data

(dollars in millions except per share data)

Year Ended December 31	2002	2001	2000	1999
Summary of Operations:				
Net Sales	$ 17,684.7	16,285.2	13,745.9	13,177.6
Cost of products sold	$ 8,506.3	7,748.4	6,238.6	5,977.2
Research and development (1)	$ 1,561.8	1,577.6	1,351.0	1,194.0
Selling, general and administrative	$ 3,978.8	3,734.9	2,894.2	2,857.1
Operating earnings (1)	$ 3,530.1	1,894.0	3,400.6	3,149.4
Interest expense	$ 238.9	307.3	113.9	144.7
Interest income	$ (33.7)	(72.6)	(90.7)	(62.9)
Other (income) expense, net	$ (348.5)	(223.9)	(439.1)	(329.3)
Earnings before taxes (1)	$ 3,673.4	1,883.1	3,816.4	3,396.9
Taxes on earnings	$ 879.7	332.8	1,030.4	951.1
Net earnings	$ 2,793.7	1,550.4	2,786.0	2,445.8
Basic earnings per common share	$ 1.79	1.00	1.80	1.59
Diluted earnings per common share (2)	$ 1.78	0.99	1.78	1.57
Financial Position:				
Working capital	$ 2,119.6	492.4	3,078.7	1,903.0
Long-term investment securities	$ 250.8	647.2	638.0	954.8
Net property and equipment	$ 5,828.1	5,551.5	4,816.9	4,770.1
Total assets	$ 24,259.1	23,296.4	15,283.3	14,471.0
Long-term debt	$ 4,274.0	4,335.5	1,076.4	1,336.8
Shareholders' investment	$ 10,664.6	9,059.4	8,570.9	7,427.6
Return on shareholders' investment (3)	% 28.3	17.6	34.8	37.1
Book value per share	$ 6.82	5.83	5.54	4.80
Other Statistics:				
Gross profit margin	% 51.9	52.4	54.6	54.6
Research and development to net sales	% 8.8	9.7	9.8	9.1
Net cash from operating activities	$ 4,182.9	3,566.8	3,099.6	3,035.1
Capital expenditures	$ 1,296.4	1,163.7	1,035.9	987.1
Cash dividends declared per common share	$ .94	.84	.76	.68
Common shares outstanding (in thousands)	1,563,068	1,554,530	1,545,934	1,547,020
Number of common shareholders	94,687	97,760	101,272	106,766
Number of employees	71,819	71,426	60,571	57,100
Sales per employee (in dollars)	$ 246,239	228,000	226,939	230,782
Market price per share – high	$ 58.00	57.17	56 1/4	53 5/16
Market price per share – low	$ 29.80	42.00	29 3/8	33
Market price per share – close	$ 40.00	55.75	48 7/16	36 5/16

(1) In 2002, Abbott also recorded a pretax charge of $108 for acquired in-process research and development related to the acquisitions of the cardiovascular stent business of Biocompatibles International plc, certain cardiovascular stent technology rights from Medtronic, Inc. and an additional interest of the issued common shares of Hokuriku Seiyaku Co., Ltd. In 2001, Abbott also recorded a pretax charge of $1,330 for acquired-in-process research and development related to the acquisitions of the pharmaceutical business of BASF and of Vysis, Inc.

(2) Excluding certain nonrecurring charges to earnings in 2002, diluted earnings per common share would have been $2.06. Excluding certain nonrecurring charges in 2001, primarily related to the acquisitions of the pharmaceutical business of BASF and of Vysis, Inc., diluted earnings per common share would have been $1.88.

(3) Excluding certain nonrecurring charges to earnings in 2001, primarily related to the acquisitions of the pharmaceutical business of BASF and of Vysis, Inc., the return on shareholders' investment would have been 30.9 percent.

	1998	1997	1996	1995	1994	1993	1992
	12,512.7	11,889.3	11,018.0	10,013.7	9,156.2	8,407.8	7,851.9
	5,406.6	5,052.3	4,736.8	4,330.2	3,995.9	3,684.8	3,505.3
	1,228.8	1,307.4	1,209.3	1,076.1	966.6	882.6	773.9
	2,759.8	2,695.8	2,464.8	2,233.9	2,056.7	1,989.1	1,834.2
	3,117.6	2,833.9	2,607.2	2,373.4	2,137.0	1,921.3	1,523.5
	160.0	134.6	95.6	69.7	49.7	54.3	53.0
	(57.4)	(49.1)	(46.4)	(52.3)	(37.1)	(37.8)	(42.3)
	(226.8)	(186.3)	(103.4)	(30.2)	(35.3)	(35.7)	48.5
	3,241.9	2,934.6	2,661.4	2,386.2	2,159.7	1,940.5	1,736.3
	907.5	855.5	787.5	706.6	650.0	544.1	499.7
	2,334.4	2,079.1	1,873.8	1,679.6	1,509.7	1,396.4	1,236.6
	1.52	1.34	1.19	1.05	.93	.84	.73
	1.50	1.32	1.18	1.04	.92	.84	.73
	623.9	38.4	167.7	475.9	407.3	495.6	450.5
	967.8	764.3	752.9	439.2	330.7	221.8	270.6
	4,742.9	4,572.0	4,462.9	4,250.5	3,923.7	3,511.8	3,099.4
	13,259.9	12,101.8	11,161.1	9,455.2	8,534.6	7,695.0	6,942.8
	1,339.7	938.0	933.1	435.7	287.1	306.8	110.0
	5,753.6	5,036.3	4,852.4	4,437.1	4,058.4	3,680.6	3,349.1
	43.3	42.0	40.3	39.5	39.0	39.7	37.7
	3.76	3.26	3.11	2.80	2.52	2.24	2.00
	56.8	57.5	57.0	56.8	56.4	56.2	55.4
	9.8	11.0	11.0	10.7	10.6	10.5	9.9
	2,875.3	2,660.1	2,373.9	1,956.5	2,205.2	1,844.2	1,386.3
	993.6	1,009.1	950.3	947.5	930.5	952.7	1,007.5
	.60	.54	.48	.42	.38	.34	.30
	1,530,672	1,542,585	1,561,751	1,587,404	1,614,898	1,642,260	1,672,104
	109,864	104,881	101,113	89,867	86,349	82,947	75,703
	56,510	54,685	52,949	50,330	49,534	49,709	48,161
	221,425	217,414	208,087	198,991	184,843	169,141	163,035
	50 1/16	34 5/8	28 11/16	22 3/8	17	15 7/16	17 7/16
	32 1/2	24 7/8	19 1/16	15 5/16	12 11/16	11 5/16	13 1/16
	49	32 3/4	25 3/8	20 13/16	16 5/16	14 13/16	15 3/16

Directors

Roxanne S. Austin
President and Chief Operating Officer, DIRECTV, Inc. El Segundo, California

H. Laurance Fuller
Retired Co-Chairman of the Board, BP Amoco p.l.c. London, United Kingdom

Richard A. Gonzalez
President and Chief Operating Officer, Medical Products Group, Abbott Laboratories

Jack M. Greenberg
Retired Chairman and Chief Executive Officer, McDonald's Corporation Oak Brook, Illinois

David A. Jones
Chairman, Humana Inc. Louisville, Kentucky

Jeffrey M. Leiden, M.D., Ph.D.
Chief Scientific Officer, President and Chief Operating Officer, Pharmaceutical Products Group, Abbott Laboratories

The Rt. Hon. Lord Owen CH
Executive Chairman of Global Natural Energy plc London, United Kingdom

Boone Powell Jr.
Retired Chairman, Baylor Health Care System Dallas, Texas

Addison Barry Rand
Former Chairman and Chief Executive Officer, Avis Group Holdings, Inc. Garden City, New York

W. Ann Reynolds, Ph.D.
Director, Center for Community Outreach and Development, The University of Alabama at Birmingham Birmingham, Alabama

Roy S. Roberts
Retired Group Vice President, North American Vehicle Sales, Service and Marketing, General Motors Corporation Detroit, Michigan

William D. Smithburg
Retired Chairman, President and Chief Executive Officer, The Quaker Oats Company Chicago, Illinois

John R. Walter
Retired President and Chief Operating Officer, AT&T Corporation Basking Ridge, New Jersey; Former Chairman and Chief Executive Officer, R. R. Donnelley & Sons Company Chicago, Illinois

Miles D. White
Chairman of the Board and Chief Executive Officer, Abbott Laboratories

Senior Management

Miles D. White
Chairman of the Board and Chief Executive Officer

Richard A. Gonzalez
President and Chief Operating Officer, Medical Products Group

Jeffrey M. Leiden, M.D., Ph.D.
Chief Scientific Officer, President and Chief Operating Officer, Pharmaceutical Products Group

Christopher B. Begley
Senior Vice President, Hospital Products

Jose M. de Lasa
Senior Vice President, Secretary and General Counsel

William G. Dempsey
Senior Vice President, International Operations

Gary L. Flynn
Senior Vice President, Ross Products

Thomas C. Freyman
Senior Vice President, Finance and Chief Financial Officer

Thomas M. Wascoe
Senior Vice President, Human Resources

Lance B. Wyatt
Senior Vice President, Specialty Products

Corporate Officers

John Arnott
Vice President, Hospital Products Business Sector

Catherine V. Babington
Vice President, Investor Relations and Public Affairs

Michael G. Beatrice
Vice President, Corporate Regulatory and Quality Science

William E. Brown III
Vice President, Diagnostic Assays and Systems Development

Douglas C. Bryant
Vice President, Diagnostic Commercial Operations, Europe, Africa and Middle East

Gary R. Byers
Vice President, Audit

Thomas F. Chen
Vice President, Pacific, Asia and Africa Operations

Michael J. Collins
Vice President, Diagnostic Commercial Operations, U.S. and Canada

Thomas J. Dee
Vice President, Internal Audit

Edward J. Fiorentino
Vice President, MediSense Products

Stephen R. Fussell
Vice President, Compensation and Development

Mark F. Gorman
Vice President, Ross Products, Medical Nutritionals

Robert B. Hance
Vice President, Vascular Devices

Guillermo A. Herrera
Vice President, European Operations

Terrence C. Kearney
Vice President and Treasurer/ Interim Vice President and Controller, Diagnostic Products

James J. Koziarz, Ph.D.
Vice President, Hep/Retro R&D and Assay Technical Support, Diagnostics

John C. Landgraf
Vice President, Operations, Diagnostics

Elaine R. Leavenworth
Vice President, Government Affairs

Gerald Lema
Vice President, Diagnostic Commercial Operations, Asia and Pacific

John M. Leonard, M.D.
Vice President, Global Pharmaceutical Development

Holger Liepmann
Vice President, Japan Operations

Greg W. Linder
Vice President and Controller

John F. Lussen
Vice President, Taxes

Richard J. Marasco
Vice President, Ross Products, Pediatrics

Heather L. Mason
Vice President, Pharmaceutical Products, Specialty Operations

P. Loreen Mershimer
Vice President, Hospital Products Business Sector

Edward L. Michael
Vice President, Immunoassay/Clinical Chemistry

Karen L. Miller
Vice President, Information Technology

Sean E. Murphy
Vice President, Global Licensing/New Business Development

Joseph M. Nemmers Jr.
Vice President, Global Commercial Operations, Diagnostics

Daniel W. Norbeck, Ph.D.
Vice President, Global Pharmaceutical Discovery

Edward A. Ogunro, Ph.D.
Vice President, Hospital Products R&D, Medical and Regulatory Affairs

Roberto Reyes
Vice President, Latin America and Canada

Mary T. Szela
Vice President, Pharmaceutical Products, Primary Care Operations

James L. Tyree
Vice President, Global Licensing/New Business Development

H. Thomas Watkins*
President, TAP Pharmaceutical Products Inc.

Steven J. Weger Jr.
Vice President, Corporate Planning and Development

Susan M. Widner
Vice President, Abbott HealthSystems

* *Officer of joint venture*

Shareholder and Corporate Information

Stock Listing

The ticker symbol for Abbott Laboratories' common stock is ABT. It is listed on the New York, Chicago, Pacific, London and Swiss exchanges. It is traded on the Boston, Cincinnati and Philadelphia exchanges.

Quarterly Dividend Dates

Dividends are expected to be declared and paid on the following schedule in 2003, pending approval by the board of directors:

QUARTER	DECLARED	RECORD	PAID
First	2/14	4/15	5/15
Second	6/20	7/15	8/15
Third	9/12	10/15	11/15
Fourth	12/12	1/15/04	2/15/04

Abbott Laboratories is an Illinois High Impact Business and is located in a U.S. federal Foreign Trade Sub-Zone (Sub-Zone 22F). Dividends may be eligible for a subtraction from base income for Illinois income tax purposes. *If you have any questions, please contact your tax advisor.*

Dividend Reinvestment Plan

The Abbott Laboratories Dividend Reinvestment Plan offers registered shareholders an opportunity to purchase additional shares, commission-free, through automatic dividend reinvestment and/or optional cash investments. Interested persons may contact the transfer agent, call Abbott's Investor Newsline or write Abbott Shareholder Services.

Dividend Direct Deposit

Shareholders may have quarterly dividends deposited directly into a checking or savings account at any financial institution that participates in the Automated Clearing House system. For more information, please contact the transfer agent, call the Investor Newsline or write Abbott Shareholder Services.

Annual Meeting

The annual meeting of shareholders will be held at Abbott Laboratories' corporate headquarters on Friday, April 25, 2003, at 9 a.m. Questions regarding the annual meeting may be directed to the Corporate Secretary.

A copy of Abbott's 2002 Form 10-K Annual Report, as filed with the Securities and Exchange Commission, is available on the Abbott Web site at www.abbott.com, or by contacting the Investor Newsline.

Investor Relations

Dept. 383, AP6D2

Shareholder Services

Dept. 312, AP6D2

Corporate Secretary

Dept. 364, AP6D2

Investor Newsline

(847) 937-7300

Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6400 U.S.A.
(847) 937-6100

Web Site

www.abbott.com

Transfer Agent and Registrar

EquiServe
P.O. Box 43010
Providence, RI 02940-3010
(888) 332-2268
www.EquiServe.com

Shareholder Information

Shareholders with questions about their accounts may contact the transfer agent, call the Investor Newsline or write Abbott Shareholder Services.

Individuals who would like to receive additional information or have questions regarding Abbott's business activities may call the Investor Newsline, write Abbott Investor Relations or visit Abbott's Web site.

Address Correction Requested

Abbott trademarks and products in licensed by Abbott are shown in italics in the text of this report. Reduced Space Symbology, Zipper Multi-Exchange, Herceptin and Together Rx Card are not trademarks of Abbott.

Printed on Recycled Paper

Abbott Laboratories
100 Abbott Park Road, Abbott Park, IL 60064-6400 U.S.A.
(847) 937-6100 www.abbott.com